                                STATE OF VERMONT
                              PUBLIC SERVICE BOARD

Docket No. 6545


Investigation into General Order No. 45 Notice filed by  )
Vermont Yankee Nuclear Power Corporation re:             )
proposed sale of Vermont Yankee Nuclear Power            ) Schedule of Hearings
Station to Entergy Nuclear Vermont Yankee, LLC, and      )
related transactions                                     )     See Appendix A

                                                        Order entered: 6/13/2002



                     PRESENT:  Michael H. Dworkin, Board Chairman
                               David C. Coen, Board Member
                               John D. Burke, Board Member

                 APPEARANCES:  See Appendix B


I. Introduction and Overview                                                           3
        A.  Summary                                                                    3
        B.  Overview                                                                   5

II. Background                                                                        12
        A.  The Status Quo                                                            12
        B.  The Proposal Before the Board                                             14
        C.  The Option That No Party Proposed: Prompt Closure                         15

III. Concerns of the Parties and the Public                                           16
        A.  The Parties                                                               16
        B.  The Public                                                                18

IV. Criteria for Our Decision                                                         19
        A.  Introduction                                                              19
        B.  Factual Issues                                                            20
        C.  Vermont Statutes                                                          21

V. Analysis of Proposed Transactions                                                  22
        A.  The Proposed Transactions                                                 23
        B.  Merits of the Proposals, if Vermont Yankee's Operating Characteristics
              and Risks are Similar to the Recent Past                                25
        C.  Merits of the Proposals if Vermont Yankee's Operating Characteristics
              and Risks Are Different from the Past                                   59
        D.  Summary of Economic Analyses                                              75

Docket No. 6545                                                           Page 2

        E.  Non-Financial Elements of Sale                                            78

VI. Requested Rulings on Prudence, Use, and Economic Usefulness                       87
        A.  Introduction                                                              87
        B.  The Long-Standing Criterion                                               90
        C.  Board Authority to Issue Requested Findings                               93
        D.  The Rate-Guarantee Findings Requested by Petitioners                      98

VII. Should ENVY and ENO Receive a Certificate of Public Good?                       104
        A.  Introduction                                                             104
        B.  Service In-State and Service Territories                                 105
        C.  Technical Qualifications and Structure                                   108
        D.  Financial Assurances                                                     113
        E.  Safety                                                                   121
        F.  Limited Term Certificate of Public Good                                  130

VIII. Use and Treatment of Sales Proceeds                                            132
        A.  Proposed Use of Funds by Central Vermont and Green Mountain              132
        B.  CLF's Proposed Renewable Energy Fund                                     137
        C.  Green Mountain and Central Vermont Accounting Orders                     141
        D.  Vermont Yankee Nuclear Power Corporation's Pledge                        144

IX. Discussion of Concerns Expressed by the Board in Docket 6300 and by the
             Public in This Case                                                     144
        A.  Concerns Expressed in Docket 6300                                        144
        B.  Concerns Expressed by the Public                                         148

X. Conclusion                                                                        156

XI. Order                                                                            157

Appendix A -- Schedule of Hearings                                                     i

Appendix B -- Parties                                                                 ii

Appendix C -- Procedural History                                                      iv

Appendix D -- Modifications to Memorandum of Understanding                            ix

Docket No. 6545                                                           Page 3


                          I. INTRODUCTION AND OVERVIEW

A. SUMMARY

     Sixteen months ago, this Board rejected a request to sell the Vermont Yankee Nuclear Power Station ("Vermont Yankee") to AmerGen Energy Company, L.L.C. ("AmerGen"). We concluded that the proposal could not "as a matter of law, be found to promote the general good."(1) Today, we apply that same standard and substantially approve a much improved proposal to sell Vermont Yankee, this time to Entergy Nuclear Vermont Yankee, LLC ("ENVY").(2) The major components of the transaction are the sale of Vermont Yankee for a fixed price coupled with a commitment by the current owners of VYNPC to purchase power from Vermont Yankee for the remaining term of its license (i.e., through 2012).

     In today's Order, we approve the sale of Vermont Yankee and the associated commitment for the present owners to purchase 510 MW of power from the station until 2012.(3) We do so for two primary reasons. First, we conclude that ENVY and ENO will be likely to operate the plant as well as, or better than, the current owners. Second, we find that, under most reasonably foreseeable scenarios, the transactions are highly likely to produce an economic benefit for Vermont ratepayers. Together, these findings lead us to conclude that the sale will promote the general good.

     The safe operation of Vermont Yankee is a critical concern for residents of Vermont. ENVY and ENO (on their own and through the ability to tap the broader resources of their parent, Entergy Corporation) have expertise in the ownership and safe operation of nuclear

----------

(1). Investigation into General Order No. 45 Notice filed by Vermont Yankee Nuclear Power Corporation re: proposed sale of Vermont Yankee Nuclear Power Station and related transactions, Docket 6300, Order of 2/14/01 at 2.

(2). Vermont Yankee Nuclear Power Corporation ("VYNPC"), Central Vermont Public Service Corporation ("Central Vermont") and Green Mountain Power Corporation ("Green Mountain") have now requested that the Vermont Public Service Board ("Board") approve the sale of Vermont Yankee to ENVY. Central Vermont and Green Mountain own (between them) 55 percent of the shares in VYNPC, the company that in turn owns Vermont Yankee. These are the only owners selling electricity at retail in Vermont. In this Order, we refer to VYNPC, Central Vermont, Green Mountain, ENVY, and Entergy Nuclear Operations, Inc. ("ENO") (the company that will operate Vermont Yankee following the sale) collectively as the "Petitioners." We also refer to ENVY and ENO jointly as "Entergy," whereas we refer to their parent corporation as the Entergy Corporation.

     The Vermont Department of Public Service ("Department") (the entity charged by law with representing the interests of the people of the state) also recommends that we authorize the sale of Vermont Yankee. The Petitioners and the Department entered into a Memorandum of Understanding ("MOU") in which the Department agrees to support the sale, upon certain conditions. Exh. VY-42.

(3). Exh. VY-1 at exh. E, Schedule B. The actual power purchase amounts are expressed in terms of energy purchases (rather than capacity); they vary monthly.

Docket No. 6545                                                           Page 4


facilities and the ability to access greater resources than the present owners. These capabilities persuade us that Vermont Yankee will continue to be a safe source of power.

     Green Mountain and Central Vermont will continue to receive power from Vermont Yankee following the sale, but the costs they pay for that power will be lower than their current commitments. Therefore, the sale will reduce the electric rates for Central Vermont and Green Mountain customers over the next ten years below the levels consumers would face if Green Mountain and Central Vermont continued to own and operate Vermont Yankee.

     In addition, the sale has the advantage of transferring to ENVY significant financial risks associated with continued ownership of Vermont Yankee. If the costs of operation increase (due to equipment failures, increased security or other reasons), ENVY will bear the additional expenses; Green Mountain, Central Vermont, and Vermont ratepayers will be shielded. Similarly, increases in the contributions needed to ensure decommissioning upon shutdown will not be passed on to Vermont consumers.

     The sale also provides significantly greater economic benefits to Vermont ratepayers than would an earlier closure of Vermont Yankee. Under all scenarios, an immediate shutdown of Vermont Yankee would increase costs, yet would still leave radioactive spent fuel on-site, perhaps for decades.

     Our approval of the proposal before us is not absolute. We find that the proposal before us will promote the general good only if modified in the following four ways:

     - Green Mountain and Central Vermont shall, in April 2003, submit updated costs of service adequate to determine the propriety of a rate decrease.

     - If VYNPC receives Nuclear Electric Insurance Limited disbursements, access to excess funds in the Spent Fuel Disposal Trust, or claims related to the Department of Energy's defaults under the DOE Standard Contract under Section 2.2(i) of the Sale Agreement, Green Mountain and Central Vermont shall submit a plan for using their share of those funds to benefit ratepayers. The plan shall consider the application of a significant portion of these benefits towards the development and use of renewable resources.

     - We do not accept Paragraph 3 of the MOU, which provides that ENVY will share any excess decommissioning funds with ratepayers. Instead, all money remaining in the fund shall be returned to ratepayers, consistent with the present Decommissioning Trust.

     - We do not accept Paragraph 16 of the MOU, in which the Petitioners and the Department request that the Board treat costs associated with the sale and power purchased from ENVY as if they were prudent and used-and-useful, thus essentially waiving long-standing regulatory principles designed to protect ratepayers. We are convinced that, among the three options now available to Vermont Yankee's

Docket No. 6545                                                           Page 5


         Sponsors (continued ownership, early closure, or sale to ENVY), the sale is the best choice and, therefore, the prudent one. Also, as a factual matter, it seems unlikely that a future Board would be presented with facts that could persuade it to order a substantial cost disallowance arising from the proposed transactions. To the contrary, the evidence presented to the Board in the current record suggests that the transactions are likely to be considered both used and economically useful. However, the Petitioners have not here persuaded us that we should now depart from consistent and long-standing regulatory practices and provide an unprecedented "before-the-fact" guarantee of future rate recovery.


B. OVERVIEW

     Vermont Yankee is one of 103 operating nuclear power plants in the United States and is the largest generating station within the state of Vermont. Since it began operating in 1972, Vermont Yankee has been providing almost one-third of Vermont's electricity. To date, it has proven to be a reliable source of power, with one of the best operating records of boiling water reactors in the country over the past years.(4)

     At the same time, Vermont Yankee has been the source of much public controversy; most of it concerning the concept of nuclear power in general, and some of it specifically directed at the plant and its current management. Many members of the public who commented oppose the continued operation of Vermont Yankee. These public commenters cite concerns about continued on-site storage and subsequent disposal of high-level radioactive waste. They also point to the possibility of terrorist actions directed at Vermont Yankee. In sharp contrast, a smaller, but significant number of other public commenters urge us to approve the sale, praising Vermont Yankee for its safe operation, its actions as a good corporate citizen, and its role as a major employer in southeastern Vermont. Commenters supporting the sale also argued that ENVY will maintain Vermont Yankee as a favorable source of power for Vermont at stable prices.

     Throughout our consideration of the proposed transaction, we have relied upon the formal evidentiary record before us; but we have looked at it with every effort to give serious consideration to the views of members of the public. In other words, we have seen the public comments as a great aid in determining what questions to ask; but we have relied upon record-tested evidence when reaching our answers. This includes the extensive sworn testimony from expert witnesses presented by the numerous parties in this case. Vermont law mandates that we weigh this evidence, consider the public comments, and determine whether the sale

------

(4). Barkhurst reb. pf. at 20.

Docket No. 6545                                                           Page 6


promotes the general good of the state.

     Petitioners' proposal was presented primarily as a choice between continued ownership and operation of Vermont Yankee by VYNPC, as compared to the sale of Vermont Yankee to ENVY. However, as we declared in Docket 6300, and affirmed in this Docket's Scoping Order, a third option is also relevant. At the present time, VYNPC has the option of closing Vermont Yankee. Although none of the intervenors opposing approval of the petition recommended that the Board take steps that would lead to the imminent shutdown of Vermont Yankee, and no witness recommended that action, the Board received many public comments suggesting that the Board should require the immediate closure of Vermont Yankee. The Board has carefully considered whether the benefits of closure exceed those likely to accrue either through approval of the proposed transactions or retention of ownership by VYNPC. We have also considered whether we should deny approval of the proposed transactions for the option-value of allowing Vermont utilities the possibility of closing Vermont Yankee at some future time.

     After comparing the three fundamental choices -- (1) continued ownership and operation by VYNPC, (2) sale to ENVY, and (3) early shutdown -- we conclude that approval of the Purchase and Sale Agreement ("Sale Agreement") is the preferred option and will promote the general good. The six following factors lead us to this conclusion.

     First, we have looked at Entergy's record of plant operation and its current staff, resources, expertise, and incentives. The record on these points persuades us that ENVY and ENO are likely to run the plant as well as or better than the current owners. The proposed owner and operator of Vermont Yankee, ENVY and ENO, respectively, are capable companies. These companies, and their parent, the Entergy Corporation, have demonstrated the financial capability and technical expertise needed to operate Vermont Yankee safely. As added protection, Entergy Corporation has committed to financial guarantees that will assure that ENVY has sufficient capital to operate Vermont Yankee or to transition to decommissioning should ENVY decide to close the station. Also, they will retain the facility's current staff, with its site-specific expertise.

     ENVY and ENO also have (on their own or through their affiliates) significant experience operating nuclear plants and the ability to draw on experience from the other nuclear stations owned by Entergy Corporation. This expertise -- and their resources -- exceeds that of VYNPC, which is a single-asset owner. Because of these greater resources and expertise, we expect that ownership and operation by ENVY and ENO will be at least as safe as it would be under continued ownership.

     Second, we have tested the economic effects of the proposal over a range of possible scenarios, including the following:

Docket No. 6545                                                           Page 7

     -    Likely changes in the prices of power on the wholesale markets;

     - Changes in operating expenses, including contributions to the fund to pay for eventual decommissioning;

     - Increase in power production resulting from a potential power "up-rate" at Vermont Yankee;(5)

     -    The possible extension of Vermont Yankee's operating license beyond
          2012;

     -    Increased costs to address security needs; and

     - The effects of a major outage at Vermont Yankee due to equipment failure or sabotage.

The economic analyses presented by the parties show that under almost all scenarios (including the most likely ones), Vermont ratepayers will benefit from the transfer of ownership to ENVY. Over the remaining ten years of Vermont Yankee's operating license, the net costs to Green Mountain, Central Vermont, and (as a result) Vermont ratepayers are likely to be substantially less if the station is sold to Entergy pursuant to the Sale Agreement than they would be if VYNPC retained ownership or if the owners closed Vermont Yankee this autumn.(6) The substantial purchase price also provides Vermont Yankee's owners with significant up-front capital, allowing them to repay all Vermont Yankee debt, and avoiding the "front-loaded costs" problem of the AmerGen proposal.

     Third, we find that the sale of Vermont Yankee transfers operating cost and decommissioning cost risks to ENVY. At the present time, the costs associated with major repairs or outages at Vermont Yankee are passed on to Vermont ratepayers. Ratepayers thus bear the risk of outages or increased operating costs. They also face the risk that the costs of decommissioning will exceed current estimates. Following the sale, in the event of an outage, Vermont ratepayers will still need to pay to replace the power normally supplied by Vermont Yankee, but they will be shielded from any increased operation and maintenance, shutdown, or decommissioning costs. This protects Vermonters and creates an incentive for ENVY to close the plant if its operating costs seem likely to exceed market value.

     Fourth, the Purchase Power Agreement sets out fixed prices at which VYNPC (and

------

(5). Vermont Yankee's current capacity is approximately 510 MW. It is possible to make operational changes and physical improvements to Vermont Yankee that will increase the capacity from between 1.5 and 20 percent, depending upon the specific changes. These changes are generally referred to as a power "up-rate."

(6). As we explain below, there are certain combinations of events that could make it more cost-effective for the present owners to retain ownership of Vermont Yankee. The evidence demonstrates that these scenarios are unlikely to develop.

Docket No. 6545                                                           Page 8


thereby Green Mountain and Central Vermont) will purchase power from ENVY. These prices are substantially below the "currently committed" operating costs of Vermont Yankee over the remaining term of its license. Over the remaining term of the license, this will reduce costs for ratepayers. The fixed prices also establish a cap on the charges for Vermont Yankee power. This cap protects ratepayers from higher prices for power that they would incur if the Vermont Sponsors purchased power under higher wholesale market prices. Accompanying the cap is a Low Market Adjuster (commencing in November 2005), which will reduce the otherwise fixed prices under the Power Purchase Agreement if wholesale market prices for power turn out to be less than 95 percent of the price caps set out in the contract. The Low Market Adjuster means that ratepayers will pay the lower of the market price for uncapped power (plus a 5 percent premium for a price cap) or the fixed prices set out in the Power Purchase Agreement. In effect, it has the post-2005 benefit of allowing roughly one-third of the Vermont Sponsors' power costs to benefit from low market prices; at the same time, the fixed prices mean that, in conjunction with other major components of Green Mountain's and Central Vermont's supply portfolios, more than three-quarters of those companies' total energy purchases are shielded against very high price markets.(7)

     Fifth, ENVY has made other important commitments. The MOU provides increased access to Vermont Yankee by the state's nuclear engineer. It also grants Vermont Yankee's Sponsors, including Green Mountain and Central Vermont, the first opportunity to negotiate for additional power if ENVY increases the output of Vermont Yankee or extends the operating license. ENVY also agrees, through the MOU, that the Board has complete jurisdiction to decide whether to renew ENVY and ENO's Certificates of Public Good ("Certificate") if ENVY seeks to extend its operating license past the expiration of its present term. This clarification of authority and the contractual commitment with the Department (on which our approval relies) provide assurances to Vermont that ENVY and ENO cannot thwart state review if ENVY plans to operate Vermont Yankee beyond 2012.

     Finally, our analysis of an early closure of Vermont Yankee indicates that it would almost certainly lead to higher rates for Vermont consumers than would either the sale to ENVY or continued ownership and operation by VYNPC. This conclusion that early closure would increase costs is the same whether the owners immediately decommission Vermont Yankee or delay decommissioning. Early closure also does not achieve many of the environmental and

------

(7). Green Mountain and Central Vermont obtain more than 75 percent of their power from Vermont Yankee, Hydro-Quebec, or qualifying facility purchases under 30 V.S.A. ss. 209(a)(8) and Board Rule 4.100. The price of all of this power is capped and will not rise, even if wholesale market prices increase greatly.

Docket No. 6545                                                           Page 9


safety benefits suggested by members of the public. Even if the owners were to immediately decommission Vermont Yankee, the highly radioactive spent fuel would remain on-site for a protracted period (testimony suggested that it would not be removed before 2030).(8)

     We cannot assume, as urged by several members of the public, that the power from Vermont Yankee can be quickly replaced by renewable resources. Vermont already gets a higher percentage of its power from renewable sources (mostly large hydro-power dams) than many other states.(9) With the exception of large hydro dams, renewable energy resources tend to be relatively small sources of generation, particularly in relation to Vermont Yankee. Thus, instead of renewable sources, Vermont utilities would need to rely on fossil fuel generating stations to replace much of the power now provided by Vermont Yankee. This option would have the very serious disadvantage of significantly increasing the emission of air contaminants and greenhouse gases.

     While we do not find that Vermont can promptly replace Vermont Yankee with renewable resources, we are convinced that more effort to encourage the development of renewable sources of power would be beneficial. Vermont needs to take more steps to help renewable energy overcome the market barriers that it faces. CLF has proposed a renewable fund to achieve these goals. We do not accept CLF's proposal, which we find to be insufficiently developed, at the present time. Nonetheless, we will consider further investigation of the establishment of a renewable energy fund in the future. We are also convinced that Vermont utilities should more fully integrate renewable energy sources into their planning so that they can meet incremental needs for power through such sources. To this end, in this Order we require, that, if VYNPC receives additional money due to Nuclear Electric Insurance Limited distributions, excess funding of the Spent Fuel Disposal Trust (after payment of the one-time fee for pre-1983 spent fuel obligations under the Department of Energy's Standard Contract), or claims related to the Department of Energy's defaults under the DOE Standard Contract under Section 2.2(i) of the Sale Agreement, Green Mountain and Central Vermont submit a plan for ensuring that their share of the funds are used to benefit ratepayers. The plan shall consider the application of a significant portion of these benefits towards the development and use of renewable resources.

     We conclude for the reasons cited above that the proposed transactions are in the best interest of ratepayers. However, two aspects of the proposal before us are not acceptable. First,

------

(8). Tr. 4/1/02 at 111 (Cloutier)

(9). Funding Vermont's Future: Comprehensive Energy Plan and Greenhouse Action Plan, VTDPS, July 1998.

Docket No. 6545                                                          Page 10


in the MOU, the Department and the Petitioners agreed to ask the Board to treat the transactions, the Petitioners' actions prior to the close of evidence, the MOU, and the power purchased from Vermont Yankee as part of the transaction as if they were both prudent and used-and-useful. Granting the request would effectively assure Central Vermont and Green Mountain of rate recovery for all costs associated with the sale, including the purchase of their share of the current power output of Vermont Yankee.

     The principle that utility investments and purchases must be both prudent and used-and-useful is long-established in this state and throughout our nation. These standards are intended to protect ratepayers from the effects of unwise or uneconomic decisions by utilities. The Petitioners' requests, however, would eliminate these ratepayer protections and convert them, instead, to a shield for utilities. Although the transactions provide significant benefits to Vermont ratepayers, we do not find them so beneficial as to justify fundamentally altering the balance of risks and responsibilities between the companies and ratepayers and completely waiving these long-standing ratepayer protections.

     We do conclude that, as a factual matter, Green Mountain and Central Vermont face little risk of material future disallowance based upon these regulatory doctrines. The evidence demonstrates that the proposed sale to ENVY represents the best of the three options now available to VYNPC and its owners. Although VYNPC retains the responsibility to reevaluate the merits of the sale before making its final decision, based on the facts as presented to us in the record now, completing the sale appears to be the prudent choice at the present time.(10) As we explain in more detail below, we also expect that the factual conditions necessary to find the Power Purchase Agreement payments "unused" could not be met (since no payments are required if Vermont Yankee does not deliver power), and that conditions showing the Power Purchase Agreement to not be "economically useful" over its full term are very unlikely, given the up-front initial payments and the Low Market Adjuster protection in later years.

     The second aspect of the transactions that we do not accept is set forth in Paragraph 3 of the MOU between the Petitioners and the Department. At the present time, if (following decommissioning of Vermont Yankee) excess money remains, the Decommissioning Trust mandates that it be returned to the consumers of VYNPC's Sponsors.(11) Under the Sale Agreement, as modified by Paragraph 3, ENVY retains all excess funds if decommissioning is

------

(10). We see no reasonable basis for VYNPC to use our decision not to grant the requested regulatory guarantees as a reason for abandoning the sale; however, VYNPC still retains, to the time of closing, an independent affirmative duty to close the transaction only if it appears beneficial.

(11). VYNPC's Sponsors are shown on p. 13, below.

Docket No. 6545                                                          Page 11


completed before 2022. If decommissioning is completed later, ENVY would share 50 percent of the excess funds with customers of VYNPC's Sponsors. The Petitioners have not persuaded us why it is reasonable to change the status quo so that the ratepayers who have contributed to the fund no longer receive all of the excess money following decommissioning. This is particularly so since ENVY did not demonstrate that it considered such funds to be an important component of the sale.(12) Even more importantly, we do not wish to approve a term that creates an incentive for Entergy to "cut corners" in any future decommissioning process.

     Our Order also requires Green Mountain and Central Vermont to file an updated cost-of-service in April 2003. The retail rates of those utilities are currently based, in significant part, upon the payments that they currently make to VYNPC based upon Vermont Yankee's operating costs; beginning next year, these exceed the fixed charges set out in the Power Purchase Agreement. Green Mountain and Central Vermont have not proposed to reduce their rates. The filing of an updated cost-of-service, based upon a test year ending December 31, 2002, will enable the Board and Department to assess whether changes in retail rates are needed to ensure customer benefits.

                                 II. BACKGROUND

A. THE STATUS QUO

     The Vermont Yankee Nuclear Power Station was constructed in the late 1960's and early 1970's, and began commercial operation in November 1972. It is located on approximately 125 acres in Vernon. Vermont Yankee has a nominal capacity of 540 MW, although its normal output is closer to 510 MW.(13) The generating station includes a nuclear reactor, steam generator, cooling system, pool for storage of spent fuel, on-site storage facilities for low-level radioactive waste, facilities for connection to the Vermont Electric Power Company, Inc. ("VELCO") electric transmission system, and other facilities (including office buildings).(14)

     VYNPC now holds a Certificate of Public Good issued under Sections 101 through 103 of Title 30 authorizing it to manufacture, transmit and sell the capacity and associated energy of Vermont Yankee within and outside of Vermont.(15) Vermont Yankee is presently owned by VYNPC, a corporation with eight sponsor utilities as shareholders.

------

(12). We also find that the likelihood of large excess decommissioning funds is remote.

(13). Wiggett pf. at 3.

(14). Wiggett pf. at 3-4.

(15). Wiggett pf. at 4; exh. VY-BW-2.

Docket No. 6545                                                          Page 12

                                                       SPONSORSHIP
               SPONSOR                                 PERCENTAGE
               -------                                 -----------
     Central Vermont                                      35.0%
     New England Power Company                            22.5%
     Green Mountain                                       20.0%
     The Connecticut Light and Power Company               9.5%
     Central Maine Power Company                           4.0%
     Public Service Company of New Hampshire               4.0%
     Western Massachusetts Electric Company                2.5%
     Cambridge Electric Light Company(16)                  2.5%

     Each Sponsor is currently committed to purchase a portion of Vermont Yankee's output under a Power Contract approved by the Federal Energy Regulatory Commission ("FERC"). The original Power Contract would have expired on November 30, 2002, but the Sponsors entered into an Additional Power Contract in 1984 (eighteen years ago) which extended the purchase obligation until the present expiration of Vermont Yankee's operating license: March 21, 2012. Under these contracts, each Sponsor must purchase a share of the capacity and associated energy produced by Vermont Yankee equal to the Sponsor's ownership share.(17) The power purchased by the Vermont Sponsors is about one-third of each Vermont utility's total power needs. The rates for the power purchased under these contracts are set by FERC and are based upon the operating costs at Vermont Yankee. Under traditional rate-making principles, federal statutes, and Supreme Court decisions, these wholesale payments to VYNPC are a legitimate part of the costs-of-service that Central Vermont and Green Mountain are entitled to collect from their customers in retail rates.

B. THE PROPOSAL BEFORE THE BOARD

     On August 22, 2001, VYNPC provided the Board with notice, in accordance with General Order No. 45 ("G.O. 45"), of VYNPC's intent to enter into a Sale Agreement with ENVY and certain related transactions concerning the sale of Vermont Yankee. In its G.O. 45 filing of August 22, 2001, VYNPC indicated its intent to:

------

(16). Wiggett pf. at 4.

(17). Wiggett pf. at 5-6; exhs. VY-BW-3 and VY-BW-4. Green Mountain and Central Vermont have resold a portion of their share to nine other Vermont utilities through a Superseding Three Party Power Agreement with the Vermont Electric Power Company ("VELCO"). These sales were originally scheduled to end November 30, 2002. However, during the course of this proceeding, Green Mountain and Central Vermont reached agreements with most of the secondary purchasers and terminated these sales effective February 28, 2002. See Secondary Purchaser Settlement Agreements filed 2/14/02.

Docket No. 6545                                                          Page 13


     (1) enter into the [Sale Agreement] with ENVY, as buyer, and Entergy Corporation, as guarantor - upon closing under the [Sale Agreement], VYNPC will transfer to ENVY essentially all of [VYNPC's] rights, title and interest in [Vermont Yankee's] assets, and ENVY will assume all responsibility for the operation, maintenance, and the eventual decommissioning of Vermont Yankee;

     (2) enter into certain ancillary agreements, in addition to the [Sale Agreement], including a [Power Purchase Agreement] by which [VYNPC] will purchase 100 percent of the current capacity and associated energy and all ancillary products from Vermont Yankee through the term of Vermont Yankee's current NRC operating license; and

     (3) continue to sell capacity and associated energy, and to recover its other costs from its Sponsors, including [Central Vermont] and [Green Mountain], through various amended power-sales agreements amended by the "2001 Amendatory Agreements," -- [VYNPC] also proposes to pledge a portion of its interest in, and rights under, the amended Power Contracts.(18)

     VYNPC also requested that the Board order a reduction in the period of advance notice required under G.O. 45, open an investigation into the proposed transactions and approve all aspects of the transactions.(19) In its filing, VYNPC noted that the transactions are subject to various regulatory approvals, including approval under 30 V.S.A. ss.ss. 108, 109, and 231.(20) To the extent that the transactions do not require advance Board approval, VYNPC asked the Board to initiate an investigation thereof and approve the transactions in all respects under 30 V.S.A. ss. 209.(21)

     By Order dated September 4, 2001, the Board waived the G.O. 45 notice period.(22) We also opened an investigation, pursuant to 30 V.S.A. ss.ss. 2(c), 109, 203, 209 and 231, into the G.O. 45 notice filing of VYNPC's intent to execute the Sale Agreement with ENVY as well as certain other agreements related to the proposed sale of Vermont Yankee.(23)

C. THE OPTION THAT NO PARTY PROPOSED: PROMPT CLOSURE

     Our decision of whether to approve or deny the proposed sale to Entergy is not simply a

------

(18). Order Opening Investigation, Docket No. 6545, Order of 9/4/01 at 1-2.

(19). Id. at 2.

(20). Id.

(21). Id.

(22). Id. at 3-4.

(23). Id. at 4.

Docket No. 6545                                                          Page 14


binary choice between continued ownership and operation of Vermont Yankee by the current owners or the sale to Entergy. At this time, the owners of Vermont Yankee also have the option to shut down Vermont Yankee now or at some time prior to the expiration of its operating license in 2012, if they find it more cost-effective than continuing operation. Consideration of whether to deny the proposed sale because closure would be in the best interest of ratepayers or in order to preserve the option to later close Vermont Yankee is necessary to accurately compare the choices now faced by the Vermont Sponsors. Many members of the public urged the Board to take actions that would lead to closure of Vermont Yankee in the near future; however, no party specifically recommended premature shutdown and no witnesses were presented for examination of the reasons that might lead to such a recommendation.(24)


     The issues in this case revolve around the economic benefits to the ratepayers in Vermont as well as the risks that may affect those benefits. These economic analyses also encompass the costs associated with ensuring that the owner of Vermont Yankee operates the plant safely.(25) During the course of our examination of the economic and risk effects of the transfer, we have considered this third option carefully. Our review of early closure also encompasses the negative effects of such closure, including the need for Vermont utilities to replace the power from Vermont Yankee. One likely source of power would be from fossil fuel generation, which would produce additional air pollution, with corresponding economic costs, both priced and external. The evidence in the record allowed us to seriously evaluate the economic value of shutting down Vermont Yankee in the near future. As this Order explains in Part V, below, we conclude that the sale of Vermont Yankee to Entergy will provide greater benefits to Green Mountain and Central Vermont and their ratepayers than would retained ownership combined with premature shutdown of the nuclear generating station.

                  III. CONCERNS OF THE PARTIES AND THE PUBLIC

A.  THE PARTIES

     The parties in this case include the Petitioners and the Department, a statutory party. In addition, the Board granted party status to sixteen intervenors.(26) Of those sixteen intervenors,

------

(24). In particular, the Intervenors have actively opposed the sale of Vermont Yankee. Yet they advocated that this Board deny the sale, not that the Board take steps that would lead to shutdown.

(25). The Board does not have direct jurisdiction over radiological safety at Vermont Yankee. Rather, these issues are within the purview of the Nuclear Regulatory Commission. The Board retains authority to regulate the economic implications of safety. Pacific Gas and Electric Company v. State Energy Resources Conservation and Development Commission, 461 U.S. 190, 207-208 (1983).

(26). See Order of 10/26/01 and Appendix B.

Docket No. 6545                                                          Page 15


five participated actively in this investigation.(27)

     The Petitioners urge the Board to approve the proposed sale and associated transactions. The Petitioners argue that the sale and transactions will promote the general good of the state because they (1) result in positive net present value benefits to the Vermont Sponsors that can be passed on to ratepayers, (2) result in the transfer of operating and decommissioning risks and liabilities to Entergy, and (3) ensure continued operation of Vermont Yankee, and the resulting benefits to the local economy, by a company that has a long-term incentive to operate Vermont Yankee efficiently.

     The Department has concluded that the proposed transaction, as amended by the Memorandum of Understanding ("MOU"), promotes the general good, and joins Petitioners in supporting the amended proposal.

     Vermont Yankee's workforce is approximately 550 persons and 137 of them are subject to a collective bargaining agreement between Vermont Yankee and IBEW. Consequently, IBEW is concerned primarily about reductions, relocations and reorganizations of the work force that may result from a sale to ENVY.

     According to VECC, the sale of Vermont Yankee offers a prime opportunity to provide rates that are lower than Green Mountain and Central Vermont would pay if VYNPC continued to own the plant and that are lower than the amount included in current rates for purchase of Vermont Yankee power under the current arrangement. VECC wants to see the Vermont Sponsors pass the benefits from the sale directly to their ratepayers in the form of rate reductions.

     The other actively-participating intervenors, including CAN, CLF, and NECNP, oppose the proposed sale and argue that the Board should not approve it because the proposal does not promote the general good of the state. CLF asserts that long-term, fixed-price, unit-contingent power contracts are bad policy and, in a growing market for wholesale power, not the type of resource that a utility should have in its portfolio. CLF also argues that the 10-year fixed-price Power Purchase Agreement proposed here is excessively priced. CLF suggests alternatives to the Power Purchase Agreement that it argues will be better in the long run for Vermont ratepayers, and each Sponsor's generation portfolio. CAN, CLF, and NECNP also argue that the bid design was not sufficiently robust, and that various alternatives to the Power Purchase Agreement were not adequately considered.

     CAN argues that Entergy's agreement to submit to the jurisdiction of the Public Service

------

(27). The active parties were: Citizens Awareness Network, Inc. ("CAN"); Conservation Law Foundation ("CLF"); the International Brotherhood of Electrical Workers Local 300 ("IBEW"); New England Coalition on Nuclear Pollution, Inc. ("NECNP"); and Vermont Electric Consumers Coalition ("VECC").

Docket No. 6545                                                          Page 16


Board for relicensing, to provide the State Nuclear Engineer access to Vermont Yankee, and to provide financial assurances and guarantees are preempted by federal law; thus, the Board must reject the MOU as it fails to provide the adequate assurances of a Board role in deciding whether to permit relicensing of the Vermont Yankee Nuclear Power Station, and the minimum assurances the Department has deemed necessary to support a Certificate. CAN also argues that agreement to allow Entergy/ENO/ENVY to keep half or more of what is left in the decommissioning trust post decommissioning is against public policy and should not be the basis for issuing a Certificate in this case.

     NECNP argues that, for a number of reasons, ENVY and ENO do not qualify for a certificate of public good. A certificate of public good, argues NECNP, should be denied since ENVY will not serve in-state need and will have no service territory. NECNP argues that the petition in this case ought to be dismissed because the Petitioners' request illegally waives statutory review. It also argues that the granting or sharing of excess decommissioning funds is, for a number of reasons, illegal. NECNP argues that the general good requires the Board to consider, among other things, how public safety will be affected by (1) the age of Vermont Yankee, (2) the emergency preparedness of Vermont Yankee, and
(3) Vermont Yankee's ability to prevent terrorist attack. The general good, according to NECNP, also requires the Board to reject the waiver of review of prudence and used-and usefulness, and to consider the State Comprehensive Energy Plan, loss of local control over Vermont Yankee, and reasonable alternatives to the proposed sale.

B. THE PUBLIC

     In addition to hearing from formal parties in this docket, the full Board conducted two public hearings in order to gather information and opinion from the public at large. The first was held at the Vernon Elementary School in Vernon, Vermont, on November 26, 2001. The second public hearing was broadcast to eleven locations over Vermont Interactive Television Network on January 10, 2002, with each site hosted by Board Members or Board staff.

     Numerous members of the public attended the public hearings and submitted comments by mail or e-mail, with several commenters submitting multiple mailings. The Board Members have read each of these.(28)

     The public concerns with the sale, and the continued operation of Vermont Yankee, fell

------

(28). Many comments were filed after the close of hearings in this case. The Board has read these as well. The comments are in a public file for review by anyone upon request.

Docket No. 6545                                                          Page 17


into the following categories:

     - A belief that all nuclear power is inherently unacceptable as unduly dangerous or immoral;

     - Entergy's corporate structure and the sufficiency of financial safeguards;

     -    Entergy as an "absentee landlord";

     -    Entergy's labor promises, and effect of the sale on other jobs;

     -    Loss of local control over the proposed new owners of Vermont Yankee;

     -    Costs of power to ratepayers;

     - Price-Anderson liability, i.e., concerns that the liability of VYNPC, if an accident occurred, is limited by federal law;(29)

     -    Risks associated with waste creation, storage and disposal;

     - Safety issues: including (1) Vermont Yankee as a potential terrorist target; (2) inadequacy of the emergency management plan; (3) risks associated with the age of Vermont Yankee; (4) harm due to emissions from Vermont Yankee; (5) leaking fuel rods as an example of the lack of safety at Vermont Yankee; and (6) general concerns that Vermont Yankee is unsafe;

     - Potential for Entergy to build another plant on the Vermont Yankee site;

     -    Establishment of a renewable energy fund if Vermont Yankee is sold;

     - Potential for Entergy to fail to appropriately decommission the plant or to misuse the decommissioning fund;

     - Implications of possibly lowering VYNPC's commitment from a green field clean up to Nuclear Regulatory Commission cleanup criteria;

     -    Concern that security upgrades will make the sale uneconomical; and

     -    Need for an independent safety study.

Comments in favor of the sale concerned:

     -    Entergy's track record and experience managing nuclear power plants;

     -    Need to keep jobs in the area;

     - Safety, in general, of nuclear power, and, in particular, of Vermont Yankee;

     - Benefits to ratepayers of (1) Entergy's assumption of financial risks, including decommissioning costs, associated with Vermont Yankee, and
          (2) the availability of power whose costs are capped and thereby stabilized;

     - Environmental benefits by avoiding other power sources that produce serious air

------

(29). 42 U.S.C.A. ss.2011 et seq.

Docket No. 6545                                                          Page 18

          pollution affecting human health, the environment and climate change; and

     - Vermont Yankee's willingness to volunteer with community groups and to provide charitable contributions to the local community.



                         IV. CRITERIA FOR OUR DECISION

A. INTRODUCTION

     Broadly speaking, the issues before us can be considered on three levels: findings of fact; conclusions of law; and determinations of policy. The first category of analysis requires us to evaluate the parties' positions on contested factual matters; we resolve those with specific findings of fact on contested factual issues, and with discussions of our bases for those findings. The next two categories focus upon questions of law and policy. We base our holdings on these points upon our review of legal precedents, the parties' briefs, the policy arguments of their expert witnesses, and our administrative expertise. Ultimately, we derive our answer to the questions of whether the proposed transfer of Vermont Yankee and the entry into a long-term power purchase contract are good for the State of Vermont from our consideration of those preliminary sets of issues.

B. FACTUAL ISSUES

     The factual level of analysis falls into two major categories -- the first relating to the proposed transfer to ENVY and operation of the plant by ENO; and the second concerning the associated power purchase contracts under which the Vermont Sponsors (Central Vermont and GMP) commit to purchase output from Vermont Yankee. For purposes of exposition here, we discuss the power plant transfer and the power purchase contracts separately. However, these two categories are complementary parts which must be taken together. Thus, it is essential to consider the elements of this transaction as a whole after examining each point in detail.

     1. THE TRANSFER

     With regard to the first category, the analysis considers the following issues:

     - Consideration of the potential effects of the transfer on the safe and reliable operation and closure of the plant, including a comparison of VYNPC's and ENVY and ENO's relative technical and financial capacities.

     - Consideration of whether ratepayers derive greater benefits if: (1) VYNPC continues to own and operate Vermont Yankee; (2) Vermont Yankee is sold to ENVY; or (3) Vermont Yankee is shutdown early.

Docket No. 6545                                                          Page 19

     - Consideration of the methods, scenarios and underlying assumptions by which the alternatives have been compared, including consideration of risk and uncertainty associated with decommissioning cost exposure, future market prices of wholesale power purchases, and the contingent events that would cause an extended plant outage or necessitate early closure.

     - Identification and consideration of the accounting and financial effects of the transfer on the Vermont Sponsors and their ratepayers, including the Sponsors' equity investments in VYNPC and the use of funds received by the Vermont Sponsors as a result of the transfer of their ownership interests.

     - Consideration of whether among the three choices now available to VYNPC -- continued ownership and operation, sale, or closure -- the proposed transactions are reasonable and prudent.

     2. THE POWER PURCHASE AGREEMENT

     With regard to the second category of factual determinations, i.e., those related to the proposed power purchase contracts, our analysis focuses upon the following issues:

     - Quantification of the difference, if any, between the contract prices and forecast market prices for alternative sources of wholesale power.

     - Evaluation of the consideration received by the Vermont Sponsors in exchange for any commitments to long-term power purchases that exceed forecast market prices.


C. VERMONT STATUTES

     With regard to the second and third categories of analysis, those which focus upon questions of law and policy, the Board must analyze a complex set of transactions, involving numerous elements subject to multiple statutes. In particular, the Petitioners have asked that we review their proposed transactions pursuant to 30 V.S.A. ss.ss.108, 109, 201, 203, 209, and 231. Furthermore, pursuant to Section 209 of Title 30, Petitioners and the Department request a Board order in which the Board finds, among other things, that the electricity purchased pursuant to the proposed Amendatory Agreements should be treated as if it were used and useful and therefore that the costs arising from the Amendatory Agreements will be fully recoverable in rates pursuant to Sections 218, 225-227 of Title 30.(30)

     The applicable statutes, while not setting identical standards, are broadly consistent, essentially requiring that the Board determine whether the transactions as a whole "promote the public good" or are "consistent with the general good." While we have considered each of these

------

(30). Exh. VY-42 at Par. 16.

Docket No. 6545                                                          Page 20


statutes, we see no reason to believe that any of the small or subtle distinctions among them would materially affect the conclusions that are set out today. We agree that each of the statutes cited by the Petitioners applies.(31)

     Under 30 V. S.A.ss.109, a sale of the assets of a company subject to Board jurisdiction can be completed only if approved by the Board.(32) Similarly, 30
V. S.A.ss.108 requires a company subject to the jurisdiction of the Board to receive Board approval prior to issuing bonds or other securities or pledging assets. Section 231 requires a person desiring to own or operate a Board-jurisdictional business to obtain a certificate of public good.(33)


                      V. ANALYSIS OF PROPOSED TRANSACTIONS

     In this Section, we analyze the merits of the proposed transactions. Part V.A. describes the principle elements, particularly the seriously contested ones. In Part V.B., we examine whether the proposal is in the best interest of the state of Vermont if Vermont Yankee's operating costs and performance remain as they have been in the recent past. Specifically, we examine the merits of transferring risks associated with operational costs and funding decommissioning to ENVY. In addition, we examine the financial costs and benefits of the proposed sale.

     In Part V.C., we examine whether the proposed transactions are beneficial if Vermont Yankee's costs and performance varies from recent experience. In particular, several parties have suggested that VYNPC can reduce costs, increase power output and sales, and extend Vermont Yankee's operating license, thus providing more benefit to the current owners. We examine the merits of the proposed sale under each of these scenarios, as well as under situations in which a major outage or sabotage cause a shutdown.

     Finally, in Part V.D., we synthesize the economic analyses presented in the preceding parts and conclude that the proposed transactions promote the general good of the state.

------

(31). See Petition of October 30, 2001, 1-3. 30 V.S.A. ss.201 defines the types of "companies" subject to Board jurisdiction. 30 V.S.A. ss.201(a) 30 V.S.A. ss.203(1) provides for Board jurisdiction over companies engaged in the manufacture of electricity. Section 209 provides the Board with jurisdiction "to hear, determine, render judgement...in all matters provided for in the charter or articles of any corporation subject to supervision under this chapter...."
The same section, furthermore, provides the Board with jurisdiciton in all matters respecting..."[t]he manner of operating and conducting any business subject to supervision under [30 V.S.A.]," and "the price, toll, rate or rental charged by any company subject to supervision under this chapter, when unreasonable or in violation of law."

(32). 30 V.S.A. ss.109.

(33). 30 V.S.A. ss.231. In Docket 6039, Order of 2/18/98, the Board concluded that it would approve a transfer of utility property to an uncertified entity only if simultaneously issuing a certificate of public good pursuant to ss.231.

Docket No. 6545                                                          Page 21


A.  THE PROPOSED TRANSACTIONS

     1. The proposed ENVY purchase of Vermont Yankee is comprised of two principal parts, a Purchase and Sale Agreement governing the terms of the transfer of the nuclear facility's ownership, and a Power Purchase Agreement, which commits Vermont Yankee's current owners to purchase the facility's expected power output through March 21, 2012, the remainder of Vermont Yankee's current NRC license. See findings 2-13 below.

     2. Under the Sale Agreement, ENVY is to pay a total of $180 million in cash for Vermont Yankee: $116.2 million for the plant and switch yard; an estimated $35 million for the adjusted book value of the fuel inventory; and $28.7 million for non-fuel inventories. Items included in the Sale Agreement are the nuclear generating facility, including fuel and non-fuel inventory, decommissioning trust funds, decommissioning liability, switch yard, assets associated with defined benefit and welfare plans, and pre and post-closing nuclear liabilities. Exh. VY-1; Wiggett pf. at 12.

     3. Excluded from the Sale Agreement are: (1) Nuclear Electric Insurance Limited account balance; (2) VYNPC's obligation to pay the Department of Energy's one-time fee under the DOE Standard Contract with respect to fuel used to generate electricity prior to April 7, 1983, and the Vermont Yankee Spent Fuel Disposal Trust that provides funding for that payment; (3) claims of VYNPC related to the Department of Energy's defaults under the DOE Standard Contract;
(4) liabilities related to pre-closing off-site disposal of hazardous substances; and (5) pre-closing employee liabilities. Exh. VY-1; Dabbar pf. at 24-26.

     4. The fuel and non-fuel inventory payments are subject to adjustment at closing. The fuel adjustment is essentially neutral since Vermont Yankee will have paid more for the fuel to be loaded at the next refueling outage (scheduled for this autumn) than originally estimated but will be reimbursed more by ENVY at closing. Non-fuel inventories are estimated to be $28.7 million at closing. Exh. VY-1; tr. 4/4/02 at 290 (Wiggett).

     5. The approximately $180 million purchase price will be sufficient to repay all of VYNPC's debt, and a significant portion of the investment in VYNPC carried on the balance sheet of Green Mountain and Central Vermont. Sherman pf. at 6.

     6. Five million dollars of the purchase price will not immediately be returned to the Sponsors, but will be retained in VYNPC. This $5 million in equity capital will be used to meet ongoing Vermont Yankee expenses. In the future, VYNPC will be responsible for liabilities not transferred to ENVY, and for distributions from Nuclear Electric Insurance Limited. Wiggett pf. at 13-14, 21; Sherman supp. pf. at 3.

     7. VYNPC will continue to have certain obligations under the Purchase Power

Docket No. 6545                                                          Page 22


Agreement. Wiggett pf. at 16-17.

     8. Vermont Yankee's current owners may be required to make an additional contribution to the decommissioning fund of up to $6.4 million. This amount covers fund contributions previously scheduled to be made in the period between the Sale Agreement and the closing, as well as potential shortfalls in the decommissioning fund due to lower-than-expected investment returns for the period prior to closing. Tr. 4/4/02 at 289 (Wiggett).

     9. The Sale Agreement provides that adjustments may be made to the purchase price if certain events constitute a "Material Adverse Effect."(34) Exh. VY-1 ss. 1.1(90), 7.1.

     10. The proposed transaction includes a two-stage obligation for VYNPC to continue to purchase 100 percent of the Vermont Yankee generating facility's anticipated electricity output through the term of its existing license. The first stage extends from the transactions' closing date to the earlier of the completion of Refueling Outage #25 or November 1, 2005, and is a commitment to take Vermont Yankee's output of up to 510 net megawatts, at prices specified in the Purchase Power Agreement.(35) The second stage is a commitment running from November 1, 2005, through March 21, 2012. During this period, VYNPC will purchase power at either the lower of specified annual prices or market prices (plus a premium), through the Low Market Adjuster. Energy market prices will be increased by 15 percent to pay for installed capacity charges, ancillary services and the value to the consumer of having a price cap. Exh. VY-1, exh. E; Dabbar pf. at 29.

     11. The Low Market Adjuster provides for VYNPC (and as a result Central Vermont and Green Mountain) to pay the lower of either the base price or an adjusted price using a specified formula. Under the Low Market Adjuster's formula, if the market price falls below 95 percent of the base price of the Power Purchase Agreement, the adjusted price is 105 percent of the 12-month average "market price", as defined in the Power Purchase Agreement. Market price is defined as the average spot clearing price of the previous 12 months, plus the actual published clearing price for installed capability ("ICAP"). If there is no published clearing price for ICAP in New England, a proxy value for ICAP of 10 percent (or such other ancillary cost as the parties may mutually agree is the nearest equivalent to ICAP) will be added to the trailing 12-month ISO

------

(34). A "Material Adverse Effect" is defined as any change adversely affecting the operations of Vermont Yankee that (a) could require the expenditure within three years of closing of over $1 million (as a result of a single change), or in excess of $2.5 million in aggregate, or (b) would be reasonably likely to prevent any party of the transaction from performing any of its material obligations. Specifically excluded from the definition are changes generally affecting the electric industry or nuclear generating facilities as a group.

(35). Entergy agreed to this start date for the Low Market Adjuster in a letter from V. Brown to the Board dated April 22, 2002.

Docket No. 6545                                                          Page 23


New England average monthly energy clearing price to establish the "market price." Exh. VY-1, exh. E; exh. VY-42 at Par. 14; tr. 2/4/02 at 215 (Wiggett).

     12. The Power Purchase Agreement's base prices range from $42/MWh in 2003, to $39 in 2006. Each year after 2006, base prices increase by $1 per year until the 2012 base price is $45/MWh. Exh. VY-1, exh. E; Dabbar pf. at 29.


B. MERITS OF THE PROPOSALS, IF VERMONT YANKEE'S OPERATING CHARACTERISTICS AND RISKS ARE SIMILAR TO THE RECENT PAST

     1. TRANSFER OF RISKS THROUGH THE SALE TO ENTERGY

     As detailed above, the transaction before us calls for the exchange of the Vermont Yankee Nuclear Power Station, for a $180 million cash payment at closing, plus the assumption of an obligation to purchase Vermont Yankee's output for roughly the next ten years at specified or formula defined prices that are estimated to have a net present value cost of approximately $1 billion.(35) One effect of the sale is to transfer the risk of increased operating costs or future outages to the new owners. Likewise, the new owners assume all risk relating to the costs of future decommissioning of the facility.

     The Petitioners and the Department argue that transfer of these risks are a significant benefit of the proposed sale.(37) CLF contests these assertions, particularly as to the significance of transferring the decommissioning fund risks.

     The following sections examine in turn: (1) the potential that Vermont Yankee's operating costs will increase; and (2) the scope of decommissioning risks being transferred.


     a. TRANSFER OF OPERATING COST RISKS

          (1) FINDINGS

     13. Consumers face substantially greater exposure to increased costs if the plant is kept, as opposed to sold. Under current ownership, Central Vermont and Green Mountain are exposed to increased operating costs at Vermont Yankee. A benefit of the proposed sale is the shift in risk of increased operating costs to Entergy. Sherman supp. pf. at 4; Biewald sur. pf. at 9; Cater/Deehan reb. pf. at 10-14; findings 14-21, below.

     14. Under the present ownership structure and power contract arrangements, Vermont Yankee's Sponsors and their customers bear the financial risk of any increase in the costs to

------

(36). Exh. VY-Wiggett-10.

(37). 2/7/02 at 222 (Brock); Sherman reb. pf. at 10; Cater/Deehan reb. pf. at 10-14.

Docket No. 6545                                                          Page 24


operate or shut down Vermont Yankee. Biewald pf. at 12; tr. 2/14/02 at 224-25 (Biewald).

     15. Currently, increases in VYNPC's prudent costs are passed on to consumers through FERC-regulated tariffs. During unplanned outages, Central Vermont and Green Mountain ratepayers would pay both VYNPC's outage expenses and replacement power costs. The proposed sale shields consumers from the need to pay outage expenses, although they would still need to pay for replacement power. It does so through the asset transfer and the fixed-price power purchase agreement for delivered power. If ENVY produces no power at Vermont Yankee, Central Vermont and Green Mountain are required to make no payments to ENVY. Biewald pf. at 21; tr. 2/14/02 at 224-225 (Biewald).

     16. The Power Purchase Agreement in this Docket is a unit contingent contract. Central Vermont and Green Mountain have rights and obligations under the power purchase contract only when Vermont Yankee is operating. Biewald pf. at 21.

     17. Following completion of the sales transactions, when Vermont Yankee is not producing electricity, Central Vermont and Green Mountain will be responsible for obtaining their respective power needs elsewhere. Wiggett pf. at 26; Kansler pf. at 22.

     18. Unexpected occurrences such as equipment failures and regulatory non-compliance have been common in this industry in the past and are likely in the future; they could result in unplanned outages and higher operating costs. Biewald pf. at 21.

     19. Vermont Yankee has experienced unanticipated costs in the past, such as those associated with an extended outage in 1998 or the design basis documentation program in the late 1990's. Biewald pf. at 23.

     20. Four recent examples of operating risks with financial consequences are: (1) increased security costs; (2) the need to buy a new transformer due to equipment failure of the current transformer; (3) refurbishment of the main generator because of aging wiring; and (4) costs arising from fuel defects discovered in the reactor. Such risks in the future would be passed from ratepayers to ENVY if ENVY were the owner of Vermont Yankee. Sherman sur. pf. at 10; Sherman pf. at 25; Schlissel pf. at 8; Wiggett reb. pf. at 6-8; tr. 4/4/02 at 298-300, 330-31 (Wiggett).

         21. On February 26, 2002, the NRC issued orders to all 104 commercial nuclear power plants to implement interim security measures in response to the high level-threat environment existing as a result of the terrorist attacks of September 11, 2001. The costs of these measures will be borne by current owners if no sale occurs. Order Modifying Licenses, EA-02-26 (Nuclear Regulatory Commission Feb. 26, 2002).

     22. The economics show that, in the event of an early shutdown, it would always have

Docket No. 6545                                                          Page 25

been beneficial to ratepayers to have sold Vermont Yankee, rather than to have maintained the current ownership. Page reb. pf. at 16.


          (2) DISCUSSION RE: TRANSFER OF OPERATING COST RISKS

     Under the present ownership and contractual structure, VYNPC, its sponsors, and ratepayers bear the risk of operating cost changes or outages.(38) Each of Vermont Yankee's Sponsors are currently obligated to pay VYNPC monthly for a proportionate share of Vermont Yankee's fuel costs, decommissioning costs, operating expenses (including an allowed return on equity) and a portion of the net investment in Vermont Yankee.(39) These charges paid by Green Mountain and Central Vermont are set in a FERC-regulated tariff, with the precise payments based upon Vermont Yankee's operating costs.(40) If operating costs or net investment change materially, these changes flow through to the FERC-approved wholesale rates and ultimately to Green Mountain and Central Vermont ratepayers.

     In addition to placing the risks of operating increases upon ratepayers, this current payment structure places all risks associated with outages at Vermont Yankee upon VYNPC, its Sponsors and their customers.(41) During outage periods (whether normal refueling outages or unplanned outages), Green Mountain, Central Vermont and their ratepayers are required to pay their share of all outage-related costs.(42) In addition, when Vermont Yankee is not providing them with power, Vermont Yankee's Sponsors must purchase replacement power during the outage and, thus, must face the risk that the market price of replacement power will be high. Indeed it is almost a certainty that, even in low markets, the replacement cost of power will be higher than any incremental cost savings VYNPC obtains because the plant is shut-down, since the fixed costs that must still be paid are much larger than the avoided operating costs.

     By contrast, if Vermont Yankee is sold, the present Sponsors and ratepayers will no longer be affected by changes in operating costs or the additional costs to repair the facility following an outage. Under the Sale Agreement and Power Purchase Agreement, the price of power from Vermont Yankee is fixed for three years, then becomes the lower of a fixed price or

------

(38). Biewald pf. at 12; tr. 2/14/02 at 224-25 (Biewald).

(39). Exhs. VY-BW-3 at 2 and VY-BW-4 at 3.

(40). Tr. 2/4/02 at 243 (Wiggett).

(41). Outages are one aspect of operational cost risks. Unplanned outages generally require VYNPC to incur additional costs to remedy the cause of the outage. The primary differences between outage periods and normal operational cost increases are the magnitude (outage costs can be significantly higher) and the fact that during an outage, the companies normally supplied by power from Vermont Yankee must obtain replacement power.

(42). Tr. 2/14/02 at 224-225 (Biewald).

Docket No. 6545                                                          Page 25


the price set through the Low Market Adjuster formula (i.e., 5 percent above the average market price plus ICAP). VYNPC's sponsors still must purchase replacement power, in the event of an outage, but they will not need to pay additional costs associated with the outage nor do they need to charge rates that include recovery of the capital investment.

     There is no certainty that the operating costs at Vermont Yankee will increase significantly, that VYNPC could not achieve noticeable gains in operating efficiency (thereby lowering the cost of power production and charges to ratepayers), or that Vermont Yankee will have frequent or prolonged outages.(43) The trend in the nuclear industry and at Vermont Yankee has been increasingly better economic performance. Vermont Yankee's operating performance has been very strong, with the nuclear station experiencing high load factors.

     Notwithstanding these factors, our determination that the sale promotes the general good is significantly influenced by the shift of operational risks to Entergy. We give more weight to a number of other factors demonstrating that operating cost risks are significant. For example, just in the past year, Vermont Yankee experienced increased and unanticipated costs associated with increased security, transformer replacement, and rewinding of the generator. Collectively, these costs were approximately $20 million.(44)

     Outages due to problems at the plant also are possible. Vermont Yankee was shut down for an extended period in the mid-1980's, leading to significant increased costs for Vermont consumers.(45) Two other outages occurred in the late 1990's.(46) And, even during the course of this proceeding, Vermont Yankee was forced to shut down to repair leaking fuel rods.(47) These recent problems highlight the fact that, although Vermont Yankee operates at a high load factor, it still faces operational risks that could increase costs.

     We are also cognizant of the fact that events could cause a permanent shutdown of Vermont Yankee. Unanticipated problems have forced the premature closure of many nuclear power plants, including three nuclear stations within New England: Maine Yankee, Connecticut Yankee, and Yankee Rowe. In each case, the nuclear station experienced difficulties that would

------

(43). The Department suggests that VYNPC could reduce operating costs; Entergy expects that it (Entergy) will be able to do so) the same once it assumes responsibility.

(44). Sherman surr. pf. at 10; Sherman pf. at 25; Schlissel pf. at 8. Some of these costs are recurring, such as increased costs to address safety. Others, such as the transformer replacement, are one time costs. But, as they were unanticipated, they demonstrate the possibility of large cost increases due to unexpected events. Replacement of leaking fuel rods in May 2002 was another unplanned expense. See Barkhurst reb. pf. at 10-12.

(45). Petition of Central Vermont Public Service Corp., Docket 4905A, Order of 7/9/85 at 1-3 (authorized an 8.7 percent surcharge).

(46). Biewald pf. at 23.

(47). Barkhurst reb. pf. at 10-12.

Docket No. 6545                                                          Page 27


have required significant additional expenditures to correct, thus making early shutdown the preferred economic choice of the owner.(48)

     Additional risks of rising operating costs may arise from events that do not occur in Vermont. The discovery of generic problems affecting boiling water reactors generally could affect Vermont Yankee, no matter how well VYNPC carries out its operational responsibilities. A nuclear accident at another plant also could lead to operational changes or significant cost increases for other nuclear reactors. In either case, the result would be an increase in the costs that VYNPC would need to incur to safely operate Vermont Yankee and hence, under continued ownership, the charges to ratepayers.(49)

     We also must consider the fact that if a prolonged outage occurs, Vermont ratepayers will likely face significant cost increases to pay for both the costs associated with the outage and replacement power costs. Similarly, if either a significant event or economic changes lead to shutdown of Vermont Yankee prior to license expiration, Vermont ratepayers will continue to pay for cost recovery of the investment in Vermont Yankee and decommissioning costs, as well as replacement power.

     Quantification of these risks is difficult. The difficulty of reducing the risk transfer benefit to a numeric value, however, does not mean that the benefits are not real.(50) In fact, the analyses presented to the Board in this proceeding, demonstrate that the risk transfer provides a tangible benefit to Green Mountain, Central Vermont and their ratepayers.(51)

         Balancing these risks against the option of retaining ownership of Vermont Yankee, we conclude that the transfer of operational risk is a strong positive aspect of the proposed sale.(52) In other words, under each of these scenarios, Vermonters will be better off if ENVY (rather than Vermont utilities) owns the facility and bears the relevant costs.(53) It is possible that Vermont

------

(48). See Shadis pf. generally; tr. 4/2/02 at 109-119 (Keane).

(49). Biewald pf. at 23-24.

(50). Sherman surr. pf. at 10; Barkhurst reb. pf. at 10-12.

(51). Cater/Deehan reb. pf. at 10-14.

(52). As we discuss in Part V.C.4., a license extension could increase the benefits of retaining the present ownership. However, these benefits depend upon the assumption that the NRC extends the license and Vermont Yankee continues to operate as it does presently. Considering the operating risks described above, and the increased likelihood of cost increases as Vermont Yankee ages (particularly after 2012), we cannot rely upon the latter assumption.

(53). Practically, there is a cap on the operational cost risk, as CLF suggests. CLF Brief at 33. If the operational cost increases are too great, shutdown of Vermont Yankee will become the most cost-effective scenario. However, the basic point remains: from the standpoint of Vermont ratepayers, the shift of risk is beneficial either if operational costs increase or if Vermont Yankee shuts down.

Docket No. 6545                                                          Page 28


Yankee may continue to perform at current load factors and presently-anticipated costs through the end of its current license and beyond. At the same time, the potential for outages or large increases in operating costs remains real. And these costs would have direct and unavoidable impacts upon Green Mountain, Central Vermont, and Vermont ratepayers.(54)

     Finally, we note that transferring the risk of operation to ENVY has the effect of increasing the likelihood that Entergy will shutdown Vermont Yankee in the event of a significant cost increase or outage. Unlike the current cost-of-service owners, ENVY will receive no sales revenue when Vermont Yankee is not operating other than business interruption insurance which would potentially provide a limited revenue stream for a finite period during an unplanned outage. Because of the absence of income during an outage, Entergy would not wish a lengthy decision-making process before moving towards decommissioning. Entergy's economic interest would be to make an early economic evaluation to return the plant to operation or move to a timely shutdown in the event of an unforeseen problem at the plant.(55) By contrast, the current owners would be more inclined to keep Vermont Yankee open since a majority of its owners are traditional cost of service and rate base companies whose costs are borne by monopoly ratepayers.

          b. TRANSFER OF DECOMMISSIONING RISKS

               (1) FINDINGS

                    (a)  RISKS OF INCREASED DECOMMISSIONING COSTS

     23. Following the sale, ENVY bears the risk of all costs in completing decommissioning. Sherman pf. at 52.

     24. ENVY agrees to assume all liability associated with decommissioning Vermont Yankee; the management, storage, transportation and disposal of Spent Nuclear Fuel (except for fuel burned prior to April 7, 1983, as per the DOE standard contract); the Texas Compact; and any other post-shutdown disposition of the facility or any other acquired asset. Exh. VY-1 at ss.ss. 2.3(f) and 2.4(m).

     25. Considerable uncertainties remain in the decommissioning process that continue to affect the cost to dismantle a reactor and the ability of the licensee to release the site for alternative use. Cloutier reb. pf. at 16-17; exh. VY-25.

     26. Cost risks associated with decommissioning include (1) radioactive waste disposal

------

(54). For example, during the mid-1980 outage, this Board authorized a substantial surcharge for Green Mountain and Central Vermont customers. Docket 4906A, Order of 12/31/85 at 10.

(55). Keuter reb. pf. at 10; Crane supp. pf. at 5-6; Wells reb. pf. at 6; tr. 4/4/02 at 208-09 (Keuter).

Docket No. 6545                                                          Page 29


(both low and high-level radioactive waste), (2) spent fuel management, (3) development of an acceptable criteria for the release of bulk material from a decommissioning facility, (4) the lack of consistent criteria/standards for the release of the property, and (5) the uncertainty as to whether decommissioned plants will have to meet tougher environmental-cleanup requirements of the U.S. Environmental Protection Agency and the states. Exh. VY-25 at 4-5, 37-39, 51-53; Cloutier reb. pf. at 17; tr. 2/15/02 at 265-67 (Sherman); see tr. 2/7/02 at 222-24 (Brock); Sherman pf. at 53.

     27. Agencies other than the Nuclear Regulatory Commission can, and have, imposed additional and more stringent criteria on the cleanup effort, increasing the overall cost to release the site from further regulation. Exh. VY-25 at 39.

     28. The Department has stated that nuclear facility sites should be returned to greenfield status, a site clean-up standard more stringent than federal standards. Tr. 4/18/02 at 174-75, 179-82 (Sherman).

     29. ENVY will comply with all state requirements regarding site restoration and has committed to full site restoration following decommissioning, unless it reuses the site. Tr. 4/1/02 at 130-32 (Wells); exh. DPS-42 at P.P. 3 and 9.

     30. While uncertainties still exist, the risks leading to highly escalating decommissioning costs are lower today than they have been in the past. Sherman pf. at 53.

     31. In the case of a premature shutdown at a time when the decommissioning fund is not fully funded, Vermont Yankee could be placed in SAFESTOR to allow the decommissioning trust fund to increase in value until sufficient funds exist.(56) Such an approach would not expose the State to any unnecessary risk, as SAFESTOR is a safe alternative to immediate decommissioning. Keuter reb. pf. at 11; Sherman supp. pf. at 25, fn. 10.

     32. Delayed decommissioning of Vermont Yankee and its placement into SAFESTOR does not fully alleviate the risk of increased decommissioning costs. SAFESTOR also raises other societal cost issues, as it delays the time at which the Vermont Yankee site will be restored. Tr. 2/15/02 at 40 (Schlissel); tr. 2/6/02 at 18-20 (Kansler); Deehan-Cater reb. pf. at 15-18; tr. 4/2/02 at 298-300.

------

(56). SAFESTOR is defined by the NRC as:
     the alternative in which the nuclear facility is placed and maintained in a condition that allows the nuclear facility to be safely stored and subsequently decontaminated (deferred decontamination) to levels that permit release for unrestricted use.
Exh. VY-2.

Docket No. 6545                                                          Page 30



                (b) ADDITIONAL ENVY DECOMMISSIONING COMMITMENTS

     33. At the time of the transfer of ownership of Vermont Yankee, the decommissioning fund will have a pre-paid trust fund balance of close to $304 million. Sherman pf. at 4.

     34. Both the qualified and non-qualified decommissioning funds, as well as the decommissioning risks and liabilities, will be transferred to ENVY. ENVY would be required to make up any shortfalls, but, as proposed, ENVY would also benefit from any excess funds. Sherman pf. at 51; Kansler pf. at 20; exh. VY-42 at P.P. 9-10.

     35. ENVY will provide the Department and the Board updated decommissioning fund status reports at the same time such reports are required by the NRC. ENVY also will conduct site-specific decommissioning cost studies at least once every five years. ENVY will file these reports with the Department and the Board. Exh. VY-42 at P. 5-6; tr. 4/18/02 at 210 (Sherman).

     36. Under current ownership, any surplus in the decommissioning fund will be returned to the Sponsors' ratepayers. Tr. 4/18/02 at 172-79 (Sherman).

     37. If the decommissioning is delayed beyond March 31, 2022, an agreement between Entergy and the Department provides for an equal sharing between ENVY and the Sponsors' ratepayers of any excess funds in the decommissioning fund upon completion of Vermont Yankee's decommissioning. Kansler pf. at 21; exh. VY-2 atP. 3.

     38. ENVY will modify its Decommissioning Trust to include the sharing commitment and will not modify it without further Board approval. Exh. VY-42 at
P. 9.

          (2) DISCUSSION RE: TRANSFER OF DECOMMISSIONING RISKS

               (a) RISK OF INCREASED DECOMMISSIONING COSTS

     At the present time, VYNPC and its owners are responsible for ensuring the safe decommissioning of Vermont Yankee upon closure. To achieve this, VYNPC has established a Decommissioning Trust Fund and collects money in its wholesale rates to contribute to the fund. Effectively, retail ratepayers of the Vermont Sponsors provide the contributions. This means that if the anticipated costs of decommissioning change so that added contributions are needed, VYNPC and ultimately ratepayers, must provide the requisite funds. These charges are not insignificant; VYNPC's operating costs include $11.4 million annually to fund the eventual decommissioning.(57)

     The Sale Agreement transfers the decommissioning fund to ENVY.(58) At the same time,

------

(57). Tr. 2/15/02 at 167-68  (Sherman).

(58). Exh. VY-42, P. 10.

Docket No. 6545                                                          Page 31


ENVY assumes responsibility for paying for decommissioning.(59) This is consistent with the normal industry practice in nuclear plant transfers; 13 of the 15 nuclear plant transfers to date have included such a transfer.(60) Unlike the present, where the decommissioning costs are included in VYNPC's operating costs and higher contributions are passed on to ratepayers, ENVY cannot simply raise the prices embedded in the Power Purchase Agreement if higher contributions to the decommissioning fund are needed. Thus, the sale transfers to ENVY the risk of a shortfall in the decommissioning fund.

     The transfer of the decommissioning fund is an improvement over the status quo. Many events, such as under earnings on investments or unanticipated cost overruns could cause increases in the eventual costs of decommissioning. As the federal Government Accounting Office has pointed out: "[t]he actual cost incurred to decommission the nuclear power plant site is affected by many factors, some of which lie beyond the licensee's control."(61)

     We recognize that the value of shedding the future liabilities for decommissioning can not be known until after decommissioning of Vermont Yankee is completed. Some parties have suggested that this risk may not be significant. For example, both the Department and ENVY have suggested that decommissioning can be accomplished for less than projected by VYNPC. By contrast, VYNPC suggests that the estimated costs of decommissioning are growing. We have no way to know which scenario is more probable. Even if we conclude that the risk of higher decommissioning costs is low, transfer of the decommissioning liability eliminates them.

     ENVY has also made several commitments that enhance the value of the risk transfer. ENVY will completely restore the Vermont Yankee site following decommissioning (unless it chooses to reuse the site), rather than simply completing decommissioning as required by the NRC. To allow the state to monitor the status of decommissioning fund collections, ENVY will report to the Board and Department on the fund at the same time it submits reports to the NRC. ENVY will also provide the Department with semi-annual reports on the fund's status.(62) Furthermore, ENVY also will update its cost estimates for decommissioning every five years and submit the results to the Board and Department.(63) Finally, ENVY will seek Board approval for any disbursements from the decommissioning trust fund, unless the disbursements are used for decommissioning.(64) Collectively, these commitments will increase the information available to

------

(59). Exh. VY-42, P. 9.

(60). Exh. VY-25 at 23.

(61). Exh. VY-25 at 51.

(62). Exh. VY-42 at P. 5. ENVY should also file these reports with the Board.

(63). Exh. VY-42 at P. 6.

(64). Exh. VY-42 at P. 7.

Docket No. 6545                                                          Page 32


the Department and Board.

                   (b) SHARING OF EXCESS DECOMMISSIONING FUNDS

     Paragraph 3 of the MOU provides that if ENVY completes the decommissioning of Vermont Yankee after March 31, 2022, ENVY will receive 50 percent of the remaining funds in the Decommissioning Trust Fund, and the electric consumers of VYNPC will receive the other 50 percent. If decommissioning is completed before 2022, all excess funds, if any, would belong to ENVY.

     NECNP contends that this provision violates Vermont common law, statutes, and the state and federal Constitutions, and is a breach of fiduciary duty, a taking, and a denial of procedural due process.(65) NECNP's principle basis for its argument is found in Article VII, Section 7.02 of the Vermont Yankee Decommissioning Trust ("Trust"), dated March 11, 1988, which states:

          Any property remaining in the Trust Fund upon termination of the term hereof . . . shall be distributed by the Trustee for the benefit of the customers of Vermont Yankee's sponsors . . . .

According to NECNP, the proposed transaction will result in the loss of this contingent benefit. CAN further argues that the sharing provision violates federal regulations.(66)

     The Petitioners counter that the transactions do not violate applicable legal requirements. The Petitioners state that the funds in the Decommissioning Trust will be transferred to a new, successor trust established by ENVY, consistent with the terms of the current Trust. As a result, they assert no funds would be left in the trust and none would remain to be distributed to Sponsors for the benefit of customers upon termination. Any contingent claims on the part of Vermont Yankee's Sponsors' customers would, therefore, no longer exist. The Petitioners base their position on Article VII, Section 7.01 of the Trust (among others), and contend that the NRC's and FERC's orders approving the license transfer from VYNPC to ENVY support their analysis.(67) The Department, in support of the MOU and the Petitioners, assert that the transfer of

------

(65). NECNP Initial Brief at 14-18. NECNP further claims that New Hampshire Statutes require that 100 percent of excess decommissioning funds must go to ratepayers. Tr. 4/1/02 at 139.

(66). CAN cites NRC and FERC regulations at 10 CFR 50.75, 10 CFR Part 50 generally, [see CAN brief at 15]; and 18 CFR ss.33.32(a)(6),(7). Careful reading of these sections demonstrates that they apply to rate-regulated electric utilities, and not to market-based exempt wholesale generators such as ENVY would be. However, they do reflect a recognition of a ratepayer interest in such excess funds and the incentives created by their allocation. We note that the NRC Order cited by Petitioners does not address the allocation of residual, excess, funds left after the purposes of the fund are met.

(67). Letter to Susan M. Hudson, dated June 3, 2002.

Docket No. 6545                                                          Page 33


the decommissioning funds is in the ratepayers' interest, and promotes the general good. The Department reiterates its belief that "[i]f all the excess were returned to ratepayers, ENVY would have no incentive to keep decommissioning costs down."(68)

     We begin our analysis with the Department's final point which we find unpersuasive for the simple reason that minimizing the costs of decommissioning does not necessarily serve the public good. Our primary goal should be to encourage ENVY to conduct the most safe and thorough decommissioning possible, without providing any incentive to "cut corners." Fundamentally, we believe it is inconsistent with the general good for there to be any financial incentive for ENVY to minimize costs in decommissioning Vermont Yankee. Similarly, we do not wish the potential for profits from such a fund to be a factor in any decision about whether or not to seek renewal of the plant's license.

     We also conclude, based on testimony from Mr. Cloutier, that the Decommissioning Trust Fund is unlikely to contain substantial excess revenues at any time in the near or mid-term future.(69) This is particularly true since Entergy's commitment to go beyond NRC minimums in a clean-up at the time of decommissioning means that the chance and magnitude of excess funds is even less than Mr. Cloutier's estimates suggest.(70) Based upon this testimony, we thus infer that ENVY's assessment of the overall value of this transaction should not be impaired by our ruling on this issue. ENVY did not present any evidence demonstrating that it relied upon excess proceeds in the Decommissioning Trust Fund as adding value to the transaction.(71)

     We conclude that the customers of Vermont Yankee's Sponsors should receive any and all funds remaining in the trust after completion of decommissioning. To the extent that Paragraph 3 provides for equal sharing between ENVY and VYNPC, we find that it creates incentives for cost-cutting in decommissioning that are not consistent with the public good. We, therefore, approve Paragraph 3 of the MOU only with the following amendments. Instead of the provision for sharing between ENVY and VYNPC, the paragraph shall be amended to require 100 percent of the funds remaining in the trust to be returned to "the customers of Vermont Yankee's Sponsors," as provided for in Section 7.02 of the current Decommissioning Trust; this provision shall apply regardless of the date of decommissioning.(72)

------

(68). Department Initial Brief at 28.

(69). Mr. Cloutier, Vice President, Decommissioning Programs, TLG Services, Inc., was presented by VYNPC as an expert on decommissioning.

(70). See exh. VY-42 at P. P. 3, 9.

(71). Tr. 4/4/02 at 136 and 181 (Keuter) (financial projections confidential, but consistent with the above).

(72). The MOU at P. 3 further explains that excess funds shall be paid to VYNPC "for the benefit of electric

Docket No. 6545                                                          Page 34


     We do not base this decision on NECNP's or CAN's legal arguments, nor are we ruling upon whether the Petitioners have interpreted the terms and conditions of the Decommissioning Trust correctly. We do not rule here on the legality of the proposed sharing provision.(73) Rather, we condition our approval of the sale on the modification of this provision because we believe that rewarding Entergy with the savings of reduced decommissioning efforts would be inconsistent with the general good of Vermont.

     2. FINANCIAL VALUE OF THE TRANSACTION

          a. THE FINANCIAL MERITS OF THE TRANSACTION AS A WHOLE

     In this section we examine the financial merits of the proposed sale of Vermont Yankee. In this analysis, we assume that Vermont Yankee keeps operating as it is now, i.e., that overall there is no significant change in Vermont Yankee's capacity factor and available output; that operating costs remain in line with company projections, and that the plant continues to generate power for the remaining current license life. In the following section (Part V.C. at), we examine various adjustments to the costs of operation and other risks that could alter the conclusions we reach in this section.

     Overall, we conclude that if Vermont Yankee continues operating as it has recently, the transaction as a whole has economic benefits when compared to the status quo due to: (1) the $180 million initial payment from ENVY to VYNPC; (2) Power Purchase Agreement prices which are below projected costs to continue to operate Vermont Yankee under status quo conditions; (3) the Low Market Adjuster price resetting mechanism which limits Central Vermont and Green Mountain's Power Purchase Agreement-related exposure to above-market power costs; and (4) recoupment of the bulk of Central Vermont and Green Mountain's investment in Vermont Yankee, which decreases their respective rate bases and substantially limits potential stranded cost liabilities.

------

consumers in pro rata shares in proportion to the stated ownership percentage of the VYNPC sponsors." We note that the language is substantially similar to
Article 7.02 of the Decommissioning Trust: "for the benefit of the customers of Vermont Yankee's sponsors . . ." as discussed below. See, Appendix D for the complete, amended language of P. 3.

(73). In general, we find some merit in the Petitioners' arguments, although it is not clear that the technical requirements of Section 7.01 -- which requires either legislative action to create a new trust, or the merger of the existing trust into a successor trust -- have been met. The technical question of whether the relevant NRC Order which requires a "transfer" of the funds into the new trust is equivalent to a "merger" under Section 7.01 of the current Trust is one that we need not address here; this is because we rely upon the general-good standard and deterrence of perverse incentives, rather than upon possible technical differences between the Petitioners' Trust instruments and the recent Nuclear Regulatory Commission Orders.

Docket No. 6545                                                          Page 35


          (1) FINDINGS

     39. The essential method of analysis used by the Department, Green Mountain and Central Vermont is one in which annual cost streams are projected and then discounted to present value dollars. The net benefits (or cost) of the transaction are determined by comparing the status quo case to the proposed transaction. Biewald pf. at 7.

     40. If Vermont Yankee's operating costs and performance are similar to recent experience, the sale to ENVY will provide a net present benefit of between $263 million and $383 million as compared to continued ownership.(74) Also, as we discuss in Finding 52, below, the parties presented many projections of future market power costs. We find the range represented by two of these forecasts -- the CVPS 2002 and DPS 2001 -- to be a reasonable representation of future wholesale market prices. The benefit depends upon whether wholesale market prices activate the Low Market Adjuster (which would reduce prices and increase benefits). Exh. DPS-WKS-9.

     41. If VYNPC were to reduce operating expenses and achieve a power uprate (as described below, the expected net present value benefit of the sale ranges from $39 million to $383 million when comparing the sale of Vermont Yankee to continued ownership of the plant. Exh. DPS-WKS-9; Sherman sur. pf. at 7-8.

     42. Use of the proceeds will reduce Central Vermont's rate base by $12.2 million, and reduce Green Mountain's rate base by $7.6 million. Exh. CPVS-Boyle-4 Revised; exh. GMP-2.

     43. In every year except 2002 and 2003, the Power Purchase Agreement prices are lower than forecasted Vermont Yankee operating costs. Because of these reduced power costs, and a smaller rate base, rate request filings by Central Vermont and Green Mountain should be delayed beyond what they otherwise would have been. Exh. Wiggett-9 (revised).

               (a) POWER PURCHASE AGREEMENT PRICES COMPARED TO STATUS QUO OPERATING COSTS

     44. Vermont Yankee projects $1.337 billion (present value) in costs through the remaining license term. In contrast, the Power Purchase Agreement represents an aggregate cost obligation of $1.066 billion, excluding potential benefits from the Low Market Adjuster. Exh. CPVS-Rebuttal-Page-1 at 1; exh. VY-Wiggett-9 Revised.

     45. The annual prices in the Power Purchase Agreement as compared to VYNPC's

------

(74). These net benefits are based upon Vermont Yankee's estimate of its future operating costs. Although we do not necessarily adopt all of these costs as accurate, they are reasonably representative of future costs.

     Also, as we discuss in Finding 52, below, the parties presented many projections of future market power costs. We find the range represented by two of these forecasts -- the CVPS 2002 and DPS 2001 -- to be a reasonable representation of future wholesale market prices.

Docket No. 6545                                                          Page 36


projected operating costs expressed on a dollars per KWh basis are as follows:

---------------------------------------------------------------------------------------------------------------
               PROJECTED OPERATING COSTS UNDER CURRENT OWNERSHIP VS. ENVY POWER PURCHASE AGREEMENT

Date         2002     2003      2004      2005      2006      2007     2008    2009     2010     2011     2012
VY Costs    $4.99    $4.22     $5.37     $5.52     $4.57     $5.68    $5.94   $5.18    $6.40    $6.68    $14.57
PPA         $5.14    $4.20     $4.28     $3.95     $3.90     $4.00    $4.10   $4.20    $4.30    $4.40    $ 4.50
---------------------------------------------------------------------------------------------------------------

Exh. GMP-NRB-12; exh. VY-1, exh. E.

     46. The net present value of Central Vermont's share of projected Vermont Yankee operating costs from July 2002 through March 2012 are estimated at $438 million. The net present value of Central Vermont's commitment under the Power Purchase Agreement over this same time period is $332 million. Exh. GMP-NRB-12; exh. GMP-NRB-9A.

     47. The net present value of Green Mountain's share of projected Vermont Yankee operating costs from July 2002 through March 2012 are estimated at $250 million. The net present value of Green Mountain's commitment under the Power Purchase Agreement over the same time period is $190 million. Exh. GMP-NRB-12; exh. GMP-NRB-9A.

     48. The net present value of Central Vermont's and Green Mountain's purchases under the Power Purchase Agreement would be lower if the Low Market Adjuster is triggered. Exh. GMP-NRB-12.

     49. When compared with the status quo, under the Power Purchase Agreement Central Vermont and Green Mountain will save $106 million and $60 million, respectively, in power costs between July 2002 and March 2012. These savings would increase if the market price for power is more than 5% below the prices in the Power Purchase Agreement. Findings 46-48, above.

               (b) POWER PURCHASE AGREEMENT PRICES COMPARED WITH FORECASTS OF WHOLESALE PRICES

     50. The Power Purchase Agreement sets fixed power purchase prices for specific amounts of Vermont Yankee power through November 1, 2005, and contains a mechanism that ties contract prices to the wholesale market for the remaining duration of the contract. Kansler pf. at 22; exh VY-42, exh. E.

     51. The Power Purchase Agreement is a unit contingent contract. Central Vermont and Green Mountain will receive power from ENVY under the power purchase contract only when Vermont Yankee is operating. Kansler pf. at 22.

     52. The Board heard evidence on nine forecasts of power costs during the remaining ten years of Vermont Yankee's operating license and proposed
Certificate: (1) the Department's April 2000 forecast (referred to here as DPS
2002); (2) the Department's December 2000 forecast

Docket No. 6545                                                          Page 37


(DPS 2000a); (3) the LaCapra 2001 forecast prepared for Green Mountain (GMP 2/01); (4) the Green Mountain 2001 forecast (GMP 7/01); (5) the Central Vermont 2001 forecast (CVPS 2001); (6) the Department's 2001 forecast (DPS 2001); (7) the LaCapra 2002 forecast prepared for GMP (GMP 1/02); (8) the Central Vermont 2002 forecast (CVPS 2002); and (9) CLF's price projections (CLF).(75) The power cost projections contained in these forecasts, and the prices in the Power Purchase Agreement (assuming that low market prices do not trigger the Low Market Adjuster) are as follows:

---------------------------------------------------------------------------------------------------------------
                                                 SUMMARY OF VARIOUS PRICE FORECASTS
---------------------------------------------------------------------------------------------------------------
              DATE     2002    2003   2004    2005    2006   2007    2008    2009   2010    2011     2012
---------------------------------------------------------------------------------------------------------------
DPS2000      Apr-00   $39.74  $42.03 $43.11  $44.54  $46.01 $47.52  $49.09  $50.72 $52.52  $54.40   $56.35
---------------------------------------------------------------------------------------------------------------
DPS2000a     Dec-00   $46.94  $43.04 $44.14  $45.68  $47.27 $48.74  $50.44  $52.19 $54.09  $56.05   $58.09
---------------------------------------------------------------------------------------------------------------
GMP 2/01     Feb-01   $37.72  $35.19 $34.02  $33.66  $33.82 $35.65  $35.65  $37.05 $39.00  $40.09   $41.22
---------------------------------------------------------------------------------------------------------------
GMP 7/01     Jul-01   $42.05  $39.18 $37.86  $37.45  $37.14 $37.63  $39.70  $41.29 $43.50  $44.74   $46.01
---------------------------------------------------------------------------------------------------------------
CVPS 01      Jul-01   $45.85  $43.04 $38.02  $39.07  $40.16 $41.29  $42.46  $43.67 $45.03  $46.46   $47.93
---------------------------------------------------------------------------------------------------------------
DPS2001      Jan-02   $38.84  $36.34 $34.36  $37.66  $40.95 $44.25  $47.55  $50.85 $52.74  $54.62   $56.56
---------------------------------------------------------------------------------------------------------------
CLF          Jan-02   $35.18  $32.65 $31.48  $31.12  $30.85 $31.28  $33.11  $34.51 $36.46  $38.54   $40.74
---------------------------------------------------------------------------------------------------------------
GMP 1/02     Jan-02   $30.68  $26.36 $25.87  $26.52  $27.54 $28.92  $30.30  $31.68 $33.80  $35.41   $37.44
---------------------------------------------------------------------------------------------------------------
CVPS 02      Feb-02   $30.87  $31.44 $32.18  $32.48  $32.67 $35.26  $40.34  $41.55 $42.86  $44.21   $45.60
---------------------------------------------------------------------------------------------------------------
PPA w/o LMA           $51.42  $42.00 $42.80  $39.50  $39.00 $40.00  $41.00  $42.00 $43.00  $44.00   $45.00
---------------------------------------------------------------------------------------------------------------
Exh. GMP-NRB -12.

     53. The range bounded by the Central Vermont 2002 forecast and the DPS 2001 forecast reasonably represent likely future market prices. They are both based upon recent Natsource market price information. Tr. 2/8/02 at 85 and 119 (Weiss); exh. DPS-DFL-1 at 6; tr. 4/7/02 at 261-62 (Biewald).

     54. Washington Electric Cooperative, Inc. and the City of Burlington Electric Department arranged for alternative replacement power for the years 2002-2007 at prices in the range of $32.50 to $36/MWh. Lamont surr. pf. at 8-9.

     55. Based upon the DPS 2001, Central Vermont and GMP 2002 forecasts, the annual above market payments by VYNPC for years 2002-2005 range from $82 million to $205 million. Weiss pf. 3/29/02 at 14; exh. CLF-JW-R2.

     56. The amount of power covered under the Power Purchase Agreement is consistent

------

(75). CLF generated its forecast by adjusting the assumptions used in the GMP 2001 forecast and the DPS 2000 forecast. Weiss pf. at 42-44.

Docket No. 6545                                                          Page 38


with Vermont Yankee's nominal output, and does not result in substantial lost opportunity value. Exh. VY-1, exh. E, Schedule B; exh. CLF-2 at 37.

     57. From July 1, 2002, through November 1, 2005, Central Vermont is committed to buying 4,697,516 megawatt hours of Vermont Yankee output at a net present value cost of $151 million. Exh. GMP-NRB-12.

     58. From July 1, 2002, through November 1, 2005, Green Mountain is committed to buying 2,684,295 megawatt hours of Vermont Yankee output at a net present value cost of $86 million. Id.

     59. Purchasing the same amount of power under the full range of market price forecasts would cost Central Vermont between $94 million and $156 million. Using the range of wholesale market prices bounded by the DPS 2001 and CVPS 2002 forecasts, the costs to Central Vermont are between $112 million and $128 million.(76) Id.

     60. Purchasing the same amount of power under the market price forecasts would cost Green Mountain between $54 million and $89 million. Using the range of wholesale market prices bounded by the DPS 2001 and CVPS 2002 forecasts, the costs to Green Mountain are between $64 million and $73 million. Id.

     61. Using the range of wholesale market prices bounded by the DPS 2001 and CVPS 2002 forecasts, Central Vermont's above-market payments under the Power Purchase Agreement are between $23 million and $39 million. Using the same assumptions, Green Mountain's above-market payments under the Power Purchase Agreement are between $13 million and $22 million. Findings 52-60, above.

     62. Over the entire life of the Power Purchase Agreement, projected payments under the contract could be below market prices by as much as $27 million if the prices in the DPS 2000 forecast occur. Exh. GMP-NRB-12.

     63. The 10% default value for ICAP will probably be too high. If another measure is more appropriate, the MOU allows the parties to replace ICAP with that measure. Biewald pf. at 19; tr. 4/18/02 at 45-56 (Weiss); exh. VY-42 at
P. 14.

     64. In the event that ENVY increases the output from Vermont Yankee, or the facility is relicensed, ENVY will give the Vermont Yankee sponsors a thirty-day exclusive period to negotiate the purchase of the additional power. Keuter supp. pf. 3/15/02 at 21; exh. VY-42.

               (c) RATE BASE EFFECTS AND OTHER TRANSFERS

------

(76). See table on p. 50, below.

Docket No. 6545                                                          Page 39


     65. By using its cash proceeds from the proposed sale to reduce its rate base, Central Vermont will reduce the revenue requirement to recover its pre-tax cost of capital by $1.8 million in the first full year after implementation. Exh. Central Vermont Boyle-5 Revised.

     66. By reducing its rate base $8.6 million, , Green Mountain will lower its overall cost of capital. Green Mountain plans to reduce high-cost equity. Brock reb. pf. at 24-25.

               (2) DISCUSSION

     The economic analyses demonstrate that the sale of Vermont Yankee to ENVY will have strong economic benefits. Indeed, if Vermont Yankee's operating costs and performance over the next ten years are similar to the recent past, those benefits are substantial, ranging from $263 million to $383 million as compared to continued ownership and operation.(77) These savings amount to approximately 20 percent of the costs that VYNPC's Sponsors (and as a result, ratepayers) would otherwise pay for power from Vermont Yankee and they provide a real and tangible benefit. Moreover, if wholesale market prices for power are low, the Low Market Adjuster mechanism will cause prices for power from ENVY to fall and further increase the benefits of the proposed transactions.

     The proposed transaction has two main components that produce this result. First, ENVY will purchase Vermont Yankee, providing an initial $180 million payment to VYNPC. As we explain below, this initial payment has immediate benefits to VYNPC and its owners. It also permits Central Vermont and Green Mountain to recoup the bulk of their investment in Vermont Yankee, decreasing their respective rate bases and substantially limiting potential stranded cost liabilities. Second, accompanying the sale, VYNPC will enter into a Power Purchase Agreement, whose prices are below projected costs to continue to operate Vermont Yankee under status quo conditions. Included in the Power Purchase Agreement is a Low Market Adjuster, which could produce lower prices for VYNPC's Sponsors if wholesale market prices are low.

     In the following discussion we examine the financial ramifications of each of the major aspects of the proposed sale and purchase power transactions.

                    (a) UPFRONT CASH PAYMENT

     One of the key components of the transaction is the immediate and real transfer from ENVY to Vermont Yankee of approximately $180 million. This initial payment has several

------

(77). Exh. DPS-WKS-9; exh. CVPS-Page-Rebuttal-1. VYNPC's estimated savings are consistent with these figures. Exhs. VY-Wiggett-6 Revised and VY-Wiggett-10 Revised.

Docket No. 6545                                                          Page 40


direct benefits. It allows VYNPC to completely repay its debt obligations, removing from Green Mountain and Central Vermont ultimate responsibility for a proportion of these obligations. The cash payment also permits Green Mountain and Central Vermont to recover a significant portion of their investment in Vermont Yankee. By recouping their Vermont Yankee investment from ENVY instead of ratepayers, Vermont Yankee's Sponsors substantially, albeit not totally, alleviate potential stranded cost recovery concerns.(78)

     The upfront cash payment is tangible and definite. It will provide benefits to Central Vermont and Green Mountain irrespective of the benefits of other aspects of the transaction or whether Vermont Yankee operates at all. Specifically, VYNPC receives the initial payment, which allows for the payback of $99 million in Vermont Yankee obligations, for which Central Vermont and Green Mountain Power would have a proportional responsibility. The cash payment also provides for Central Vermont and Green Mountain to receive $13.1 million and $8.6 million from the sale, respectively, as a return of their investment. These payments are real dollar flow benefits, and are not dependent on estimates of future market prices. It is possible that over the remaining ten years of operation other provisions of the proposed transaction could have greater returns. For example, the Power Purchase Agreement is expected to save ratepayers millions of dollars. Nonetheless, the most striking economic benefit occurs at closing when the $180 million purchase price is received.

               (b) STATUS QUO OPERATING COSTS VERSUS POWER PURCHASE AGREEMENT PRICES

     The second major benefit of the proposed transaction is the long-term purchase power contract which replaces the current wholesale power rate based upon Vermont Yankee's operating costs. The evidence shows that in all years except 2002 and 2003, the prices embedded in the Power Purchase Agreement are below the wholesale rates that the Sponsors would pay based upon current expectations.

     Projections provided by Vermont Yankee show an aggregate cost to continue to own and operate the facility of $1.329 billion which, barring a sale, would ultimately be borne by ratepayers in proportion to their respective ownership interests. Vermont Yankee projects that its costs to produce a megawatt hour of power range from a low of $42.20 in 2003 to $66.80 in 2011.(79) Central Vermont's share of Vermont Yankee's operating costs, as projected, represent a

------

(78). Substantial stranded costs were an issue in the AmerGen sale proposal.

(79). See Finding 45, above. For this comparison, we have excluded prices for the partial years of 2002 and 2012.

Docket No. 6545                                                          Page 41


present value obligation of $438 million.(80) Similarly, Green Mountain's obligation is $250 million.(81)

     During this same period, stated Power Purchase Agreement prices range from a low of $39 in 2006 to a high of $44 in 2011.(82) Under the Power Purchase Agreement, the same power will cost Central Vermont $332 million, present value, and Green Mountain $190 million.(83) The substantial difference in prices means that, over the next ten years, Central Vermont will save an estimated $107 million on its power costs (compared to what it would have spent as an owner of Vermont Yankee), while Green Mountain's savings are estimated at $60 million.(84)

     The gap between Vermont Yankee's projected operating costs and prices for power under the Power Purchase Agreement will widen if New England wholesale market prices are more than 5 percent below the prices set out in the Power Purchase Agreement. This event would trigger the Low Market Adjuster, and would provide an additional benefit to the Vermont utilities, and by extension their ratepayers.

     Overall, we conclude that the Power Purchase Agreement sets power purchase levels which are below the projected costs of continuing to own and operate Vermont Yankee through the end of its license.

               (c) POWER PURCHASE AGREEMENT PRICES COMPARED WITH FORECASTS OF WHOLESALE PRICES

     The Power Purchase Agreement, while providing real savings by comparison to the continued operation of Vermont Yankee, appears to be priced substantially above the expected wholesale market prices, primarily during the period between closing and the onset of the Low Market Adjuster. This fact causes us to question (1) whether the Power Purchase Agreement prices are unreasonable because they exceed market prices and (2) whether the risk that the above-market prices pose is acceptable.

     During the course of this docket the parties presented a variety of projections concerning future energy prices. These projections, which range from the Department's 2000a forecast to GMP's 2002 LaCapra study, are shown below.(85)

------

(80). See Finding 46, above.

(81). See Finding 47, above.

(82). See Finding 45, above. For this comparison, we have excluded prices for the partial years of 2002 and 2012.

(83). See Findings 46 and 47, above.

(84). See Finding 49, above.

(85). Forecast market prices for power in New England are subject to a number of uncertainties such as fluctuation in oil and natural gas prices, the timing of new generating capacity, and developments in the regional wholesale

Docket No. 6545                                                          Page 42


     After examining these forecasts, we conclude that the range bounded by the CVPS 2002 projection and the DPS 2001 model reasonably represent expected future New England wholesale prices of power.(86) The older forecasts, such as the DPS 2000 and DPS 2000a, no longer appear to reflect market prices. Similarly, we discount the GMP 1/02 forecast, which appears unrealistically low.(87) In aggregate, the graph shows that the Power Purchase Agreement base prices are above the DPS 2001 market forecasts through 2005, and then below that forecast's projections of market after that date. The graph also shows that the Power Purchase Agreement base prices are above the CVPS 2002 market forecast through 2009, and below that forecast's projections of market prices after that date.

     In evaluating the degree to which the Power Purchase Agreement exceeds market prices, it is appropriate to focus on the period from 2002-2005. Beyond the first three years of the contract, the Low Market Adjuster ensures that ratepayers will not pay more than 5 percent above the New England wholesale market prices. During this period, the range of market price forecasts as compared to the Power Purchase Agreement are as follows.

------

marketplace. Any of these could cause actual market prices to diverge significantly from a particular forecast. Exh. GMP-1 at 1.

(86). Tr. 2/8/02 at 85 and 119 (Weiss). Both forecasts incorporate recent information concerning capacity and demand factors, as well as market fundamentals, and we believe they will be most likely to accurately reflect the future. Both the DPS 2001 forecast and the Central Vermont 2002 forecast build upon actual short-term forward market energy prices to develop their near-term price levels, and, longer term, assume a return to market equilibrium.

(87). The GMP 1/02 forecast projects 2003 and 2004 prices which are below current forward power prices in New England. The forecast also appears to project that new generating plants will operate at a deficit for more than a decade. Biewald supp. pf. at 6; Lamont sur. pf. at 1-2.

Docket No. 6545                                                          Page 43


     The above table demonstrates that all of the recent price forecasts project that the Power Purchase Agreement prices will be above the wholesale market prices in at least part of the period before the Low Market Adjuster takes effect. These price differences translate directly to higher costs for ratepayers. Under almost all of the price forecasts presented for the 2002-2005 period, Central Vermont and Green Mountain will pay above wholesale market prices in the early years of the Purchase Power Agreement. Using the forecasts that we consider most representative of the future (as discussed above), the likely range of these excess costs is between $23 - $39 million for Central Vermont and $13 - $22 million for Green Mountain.

           The following table shows the degree to which Green Mountain and Central Vermont could incur above-market energy costs for power purchases under the Power Purchase Agreement in the pre-Low Market Adjuster period (negative numbers represent above-market price payments).(88)

------------------------------------------------------------------------------------------
             NET PRESENT VALUE PPA POWER COSTS VERSUS FORECASTS FOR THE PERIOD 7/02-11/05

($MM)            VY Power Costs            PPA            VY Power Costs         PPA

FORECAST              GMP             SAVINGS/EXCESS           CVPS         SAVINGS/EXCESS
--------              ---             --------------           ----         --------------
DPS 2000              85.4                -0.8                 149.4              -1.4
DPS 2000a             89.2                 3                   156.1               5.3
GMP 2/01              69.9               -16.3                 122.3             -28.5
GMP 7/01              77.8                -8.4                 136.1             -14.7
CVPS 2001             82.5                -3.7                 144.4              -6.5
DPS 2001              73.1               -13.1                 127.9             -22.9
GMP 2/02              53.8               -32.4                  94.1             -56.7
CVPS 2002             63.8               -22.4                 111.6             -39.2
PPA                   86.2                                     150.8
-------------------------------------------------------------------------------------------

     These power cost forecasts also demonstrate a degree of market price risk inherent in the Power Purchase Agreement. Commencing no later than November 1, 2005, the low market adjuster will allow Power Purchase Agreement prices to move with wholesale prices, substantially eliminating wholesale market price risk at that time. But until that time, that risk -- of how much ratepayers may have to pay above the wholesale market prices -- is real. For example, if the lowest wholesale price forecast (GMP 1/02) turned out to be correct, Central Vermont's ratepayers would incur $57 million net present value of above market payments and Green Mountain customers would pay rates $32 million in excess of the market.(89)

------

(88). Exh. GMP-NRB-12.

Docket No. 6545                                                          Page 44


     Ultimately, the reasonableness of the above-market costs likely to occur in the early years of the Power Purchase Agreement must be analyzed in the context of the transaction as a whole. The initial $180 million payment and the pricing structure of the Power Purchase Agreement are linked. Also since Green Mountain, Central Vermont, and their ratepayers are locked into paying what appears to be above-market prices for the next three years, they receive the benefits that flow from the initial payment.(90) More importantly, from the perspective of VYNPC and the Sponsors, the real questions are whether ratepayers are better off following the sale and whether the auction price represents the fair market value of Vermont Yankee. On the latter question, we conclude that, based upon the specific elements in the offering Memorandum, the auction appears to have produced fair market value.(91) As to the former, as we have described above, the initial $180 million payment, coupled with the fact that the prices in the Power Purchase Agreement will provide real savings over the present operating costs, will represent a significant improvement for ratepayers over the remaining ten years of Vermont Yankee's Certificate.

     In evaluating the Power Purchase Agreement, an additional question revolves around the reasonableness of the Low Market Adjuster mechanism. That mechanism takes effect if the market price for power is more than 5 percent below the Power Purchase Agreement prices. Market price is defined to mean the New England monthly wholesale spot market price plus the value for ICAP. In the absence of an established ICAP, the Power Purchase Agreement specifies that a 10 percent adder will be used.

     A separate market analysis on the appropriateness of the 10 percent adder for ancillary services, as opposed to the 3 percent adder originally proposed by the Vermont Yankee sellers in the offering memorandum,(92) or any other number, was never conducted. The evidence strongly suggests that given New England's energy situation, future ICAP charges in New England are likely to be below 10%. Certain of Green Mountain's projections valued ICAP and ancillary services at 8.8% of the energy clearing price.(93) However, the pertinent question to our analysis is not whether the ICAP figure will be below 10%, but whether there will be an ICAP figure. If there is a market ICAP figure, the Power Purchase Agreement calls for use of the market ICAP figure, not the 10 percent adder. We have considered potential market changes in New England, which include a possible combination of ISO-NE with one or more market areas, and potential

------

(89). Id.

(90). It is not clear from the record that ratepayers would have received greater benefits from a smaller initial cash payment and a Power Purchase Agreement set at wholesale market prices.

(91). See p. 56, below.

(92). Exh. CLF-2 at 11.

(93). Tr. 2/6/02 at 285 (Brock); Exh. CLF-9.

Docket No. 6545                                                          Page 45


FERC rules mandating an installed capacity payment. We are convinced that some form of capacity payment for reserves will be in place in New England.

     Opponents of the sale have argued that, even when the Low Market Adjuster is in place, the Power Purchase Agreement exposes Vermont utilities to power costs significantly above those in the actually-occurring New England wholesale markets.

     This claim may arise from a mistaken view that the "energy clearing price" in wholesale electric markets is equivalent to the market value of the product the Vermont utilities would have to buy in the absence of the ENVY purchase agreement. However, whatever the cause of the confusion, a rigorous examination of the Low Market Adjuster's terms, when compared to the alternative, shows that it is likely to match or better the value of market equivalents:

     Low Market Adjustment Price = the sum of:
          (1) Energy Clearing Price, plus
          (2) 5% payment for a fixed price cap, plus
          (3) the lesser of ICAP or 10%.

and

     Market Price of Equivalent Product = the sum of:
          (1) Energy Clearing Price, plus
          (2) unknown payment for a fixed price cap, plus
          (3) ICAP, or its functional equivalent, plus
          (4) other unavoidable "ancillary" uplift services, plus
          (5) transaction and administrative costs.

     To find the difference (delta) between the Low Market Adjuster price and the market price of an equivalent product, one compares the terms of the two products. Doing so shows that the energy clearing price element will be the same for both products and, thus is irrelevant to which is better. Unless of course, the Energy Clearing Price is high enough to trigger the fixed price cap. If so, the clause shields Vermont utilities from that high market price, thus producing a real value.

     Next we examined the 5% payment for a fixed price cap. We cannot tell what price markets will demand for such a cap in the future, but we have no doubt that 5% is a reasonable estimate of its value, given historic volatility in wholesale power markets. Thus, this element balances out the Low Market Adjuster in comparison to future market prices.

     The third element is payments for ICAP or equivalent mechanisms to compensate power producers for unused but necessary reserve margins. In the Power Purchase Agreement, the Low Market Adjuster will equal market costs if ICAP prices are 10% or less. At paragraph fourteen

Docket No. 6545                                                          Page 46


of the Memorandum of Understanding, the signatories to that document indicated their intent to amend the definition of the term "market price," as defined in
Article 2(t) of the Power Purchase Agreement, by adding the following language:

          In the event there is no clearing price for Installed Capability, the Market Price shall be the product of (x) the amount set forth in clause (a) of the preceding sentence and (y) 110 % (or such other percentage mutually acceptable to [VYNPC] and the Seller to accurately reflect the price of Installed Capability).

This amendment leaves open the possibility that the functional equivalent of ICAP might be adopted under some other name and provide that it will be treated like ICAP if both parties mutually agree. We regard this as a good faith commitment by ENVY to accept reasonable changes to this effort and will require ENVY to so certify as a condition of this Order.(94)

     The fourth cost-element is the potential for ancillary costs (other than ICAP) to be unavoidably charged as part of the cost of power purchased in wholesale markets. These costs have the potential to be significant, and the Low Market Adjuster's provisions will not be adjusted to reflect these market elements, and thus shield Vermont utilities from that financial risk. This is a very significant favorable element of the Power Purchase Agreement before us.

     Finally, the Low Market Adjuster's prices are not set to reflect the administrative and transactional costs that Vermont utilities would have to bear if they were to rely further on market purchases rather than the Power Purchase Agreement before us. Again, this element makes the Low Market Adjuster compare favorably with the costs of future wholesale markets. In sum, these factors cumulatively demonstrate that (because of the Low Market Adjuster clause and the fixed price cap) the Power Purchase Agreement places the Vermont utilities in a balanced or favorable position when compared to market costs of power for the 2006-2012 period.

          b. THIS SALE COMPARED TO OTHERS

               (1) FINDINGS

     67. Using Vermont Yankee's summer-rated capacity of 510 MW, the $180 million purchase price equals $353 per kW.(95) Exh. DPS-PLC-2.

------

(94). The key point here is that the "adder" to the energy clearing price is intended to reflect the capacity payments for necessary reserve margin that are unavoidable costs of wholesale markets. Thus, it is that substance, not the ICAP name, that matters:
          "What's in a name? That which we call a rose By any other
          name would smell as sweet . . . ."
Romeo and Juliet, II. ii. 42-43

(95). Vermont Yankee has a nominal rated capacity of 540 megawatts, but its most recent summer ratings from

Docket No. 6545                                                          Page 47


     68. Excluding the pending Seabrook Station purchase agreement by FPL Group (see Finding 70, below), over the past six and a half years, there have been 16 nuclear power plant sale announcements. The cash purchase price for these facilities ranges from $16 per kW to $779 per kW. Since 1999, announced sale prices have ranged from $322 kW, to $779 kW. Id.; Chernick pf. at 6-18.

     69. Nuclear power plant sales which occurred before 1999, including Pilgrim and Oyster Creek which in terms of age, size and technology are the most similar to Vermont Yankee, had lower per-kilowatt values than more recent sales. Chernick pf. at 11; tr. 2/16/02 at 123-124 (Chernick).

     70. On April 15, 2002, FPL Group offered a total consideration of $837 million for an 88.2 percent ownership interest in the Seabrook nuclear facility. Making the adjustment for 100 percent ownership, the Seabrook purchase price is $817 per kilowatt. Adjusted for a $57 million required decommissioning fund top-off, the proposed acquisition price is $761 per kilowatt. Tr. 4/18/02 at 218 (Brown); exh. VY-46.

     71. Vermont Yankee's age, a remaining license life of under ten years, its relatively small size and its status as a stand-alone entity are factors which limit the premium potential buyers are willing to pay for Vermont Yankee. Chernick pf. at 18.

     72. As part of the auction process, JP Morgan contacted the likely parties which would have been expected to bid on Vermont Yankee. JP Morgan also followed the standard design for auctions of generating facilities, and properly identified the high bidder. Chernick pf. at 19-22.

          (2) DISCUSSION

     The prices paid for other nuclear power plants also provide a benchmark, albeit an imperfect one, for judging the sale. The evidence demonstrates that taking into consideration the facility's age, small size and limited remaining life, the price offered by ENVY of $353/kW is generally consistent with that paid for other nuclear assets in the recent past.

     During the period from 1996 to the close of the evidentiary record in this docket, there have been 17 proposed and/or consummated sales of nuclear power facilities in the U.S., 11 of which were announced prior to January 2000. Most of the sales announced prior to 2000 were for prices in the $100/kW-$200/kW range. The prices for Pilgrim and Oyster Creek (two older single-unit boiling water reactor plants that are physically the most comparable to Vermont Yankee) were both under $200/kW.(96)

------

ISO-New England was 506 megawatts.

Docket No. 6545                                                          Page 48


     More recent sales reflect the increased value that purchasers have placed on nuclear facilities, which we noted in dismissing the AmerGen proposal.(97) The value of these later sales (including all elements of the transactions) range from roughly $400/kW - $900/kW. The most recent nuclear plant sale announcement was FPL Group's $780 million offer for 88.2 percent of Seabrook Station, adjusted for a required decommissioning top-off of $57 million. The purchase price computes to $761/kW, substantially similar to the $779/kW value paid by Dominion Energy for Millstone 3 in March 2001.(98) The $180 million cash portion of the proposed Vermont Yankee sale equates to a value of $353 per/kW, which a cursory analysis puts at the bottom of the range of recent sales.

     Several factors lead us to conclude that, although the price for Vermont Yankee is at the low end of recent sales, it is nonetheless reasonable. First, the price is within the range of prices obtained over the last six years. Second, the Vermont Yankee/ENVY transactions include many non-financial elements designed to benefit the Vermont Sponsors; thus a fair comparison to other prices may not reflect all of the value VYNPC receives. Third, the analysis is inherently imperfect. There is a great deal of variation in the form in which the value of a nuclear plant sale may be stated, and the same information about nuclear plant sales can produce widely different valuations of the transaction.(99) Fourth, other recent sales, particularly Millstone Units #2 and #3, Nine Mile Island #2, and Fitzpatrick, and most recently Seabrook, are for significantly larger and newer nuclear facilities.

     Fifth, the price in the proposed transaction is the result of an auction process intended to elicit fair market value for Vermont Yankee. Auctions are geared to reflect the fair market value from a bidders' perspectives, and thus are able to take into consideration various complex valuation components. Overall, the auction process was generally structured reasonably.(100) It appears that Vermont Yankee's auctioneer, JP Morgan, followed standard auction design and that the auction's structure was appropriate. During the marketing phase of the auction, JP Morgan solicited interest from an array of likely potential bidders, primarily based on their already being participants in the nuclear power industry.(101) After the bids were received, JP Morgan and

------

(96). Dabbar pf. at 36; Chernick pf. at 10.

(97). Docket 6300, Order of 2/14/01 at 25.

(98). Exh. DPS-PLC-2; tr. 4/17/02 at 218-220 (Brown).

(99). Chernick pf. at 6.

(100). Chernick pf. at 5. As we explain in Part VI.D.1., below, we decline to rule on whether the steps leading up to the auction, the actions VYNPC and its owners took during the auction, and the negotiation of the Sale Agreement were prudent.

(101). Dabbar pf. at 7-11.

Docket No. 6545                                                          Page 49


Vermont Yankee, as well as Green Mountain and Central Vermont, reviewed the bids and voted to select Entergy's $180 million proposal which included a Power Purchase Agreement for 100 percent of Vermont Yankee's output. In response to an instruction from this Board, the Boards of Directors of VYNPC, Green Mountain, and Central Vermont reexamined the proposed transaction, and reiterated their desire to proceed with it on the agreed-upon valuation and terms. (102)

     We thus conclude that, overall, considering the differences between the characteristics of Vermont Yankee and other recent nuclear facility bids, the price proposed in this transaction is consistent with other nuclear plant sales and reflects the facility's fair market value.(103)

------

(102). Tr. 2/15/02 at 109; exh. CVPS-Rebuttal-Brown-2; exh. NRB-11.

(103). Chernick pf. at 18.